Dear Shareholder:

I am pleased to inform you that the Board of Directors of Crown Resources Corporation ("Crown") has approved a plan to spin-off its interest in Solitario Resources Corporation ("Solitario"), to the shareholders of Crown. Solitario's common stock currently trades on the Toronto Stock Exchange under the symbol SLR.

The spin-off will allow the shareholders of Crown to directly participate in the value of our exploration properties in South America. Crown has announced that it has entered into a Merger Agreement with Kinross Gold Corporation and we anticipate that Solitario's Management Agreement with Crown will terminate if the transaction, as contemplated by the Merger Agreement, is completed. Solitario would then become a completely independent company.

If you are a holder of Crown's common stock at the close of business on **, the Record Date for the spin-off, you will receive approximately ** shares of Solitario common stock for every share of Crown common stock that you own on the Record Date. The final number of shares you receive will be determined on the Record Date. For more information on the share computation, see "The Spin-off" in the information statement. You will not be required to pay anything for the new shares or surrender any shares of Crown common stock.

The enclosed information statement describes the spin-off of the Solitario shares from Crown and contains important financial and other information about Solitario. Please read it carefully. If you have any questions regarding the spin-off, please contact James R. Maronick, Chief Financial Officer, or Christopher E. Herald, Chief Executive Officer, at 4251 Kipling Street, Suite 390, Wheat Ridge, Colorado 80033, (303) 534-1030.

Sincerely,

/s/ Christopher E. Herald

Christopher E. Herald

President, Chief Executive Officer and Director

Crown Resources Corporation

INFORMATION STATEMENT

SOLITARIO RESOURCES CORPORATION

DISTRIBUTION OF UP TO 9,633,585 SHARES OF COMMON STOCK

This information statement is being furnished in connection with the spin-off by Crown Resources Corporation ("Crown"), subject to the Release (defined herein), to holders of its common stock of up to 9,633,585 shares of common stock of Solitario Resources Corporation ("Solitario"), representing approximately 38.7% of the total outstanding shares of Solitario.

If you are a holder of Crown's common stock at the close of business on ** (the "Record Date") for the spin-off, you will receive approximately ** shares of Solitario common stock for every share of Crown common stock that you own on the Record Date. The final number of shares you receive will be determined on the Record Date. For more information on the share computation, see The Spin-Off in the information statement.

A stockholder vote is not required for the spin-off to occur, and stockholders have no appraisal rights in connection with the distribution. WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. To receive the shares of Solitario common stock to which you are entitled, you do not need to pay any cash or other consideration to Crown or to Solitario. You do not need to surrender any shares of Crown common stock that you own, and the number of shares of Crown that you currently own will not change as a result of the spin-off.

In reviewing this statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page **.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

If you have any questions regarding the spin-off, please contact James R. Maronick, Chief Financial Officer, or Christopher E. Herald, Chief Executive Officer, at 4251 Kipling Street, Suite 390, Wheat Ridge, Colorado 80033, (303) 534-1030.

The date of this information statement is *

TABLE OF CONTENTS

SUMMARY	4
RISK FACTORS	9
STATEMENT REGARDING FORWARD LOOKING STATEMENTS	12
THE SPIN-OFF	13
CAPITALIZATION	15
MARKET FOR OUR COMMON STOCK	16
DIVIDEND POLICY	17
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA	18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	20
BUSINESS	32
MANAGEMENT OF SOLITARIO RESOURCES CORPORATION	45
PRINCIPAL STOCKHOLDERS	49
DESCRIPTION OF CAPITAL STOCK	52
INDEX TO SOLITARIO RESOURCE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS	F-1

SUMMARY *

RISK FACTORS *

STATEMENT REGARDING FORWARD LOOKING STATEMENTS *

THE SPIN-OFF *

CAPITALIZATON 15

MARKET FOR OUR COMMON STOCK *

DIVIDEND POLICY *

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA *

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTES OF OPERATIONS *

BUSINESS *

MANAGEMENT OF SOLITARIO RESOURCES CORPORATION *

PRINCIPAL STOCKHOLDERS *

DESCRIPTION OF CAPITAL STOCK *

INDEX TO SOLITARIO RESOURCE CORPORATION'S CONSOLIDATED FINANCIAL

STATEMENTS F-1

SUMMARY

In addition to this summary, you should read the entire information statement carefully, as well as those additional documents to which we refer you. Unless otherwise indicated, all references in this Information Statement to dollars are to U.S. dollars.

The Company

Solitario was incorporated under the laws of the state of Colorado on November 15, 1984, as a wholly-owned subsidiary of Crown Resource Corp. of Colorado, ("CRCC") which is a wholly-owned subsidiary of Crown. Prior to 1993, we had no activity. As of December 9, 2003 we have 24,907,134 shares outstanding, of these, CRCC owns 9,633,585 shares or approximately 38.7%. A total of 3,140,162 shares (the "Escrowed Shares") owned by CRCC are held with an escrow agent pursuant to an escrow agreement (the ""Escrow Agreement"") among CRCC, Montreal Trust Company of Canada, The Toronto Stock Exchange (the ""Exchange") and us, dated July 1, 1994. Prior to October 2000 CRCC owned 57.3% of our outstanding shares. In October 2000 we completed a plan of arrangement (the "Plan of Arrangement") whereby we issued 6,228,894 shares of our common stock to the shareholders of Altoro Gold Corp. ("Altoro") in exchange for 100% of the outstanding shares of Altoro. On November 4, 2003, we completed a private placement to certain Canadian based funds managed by Sprott Asset Management of Toronto, Ontario of 1,500,000 common shares at a price of Cdn$1.20 per share for total proceeds of Cdn$1,800,000 or approximately $1,349,000. As a result of the issuance of shares in connection with the Plan of Arrangement and the private placement, CRCC's ownership of our shares was reduced from 57.3% (immediately prior to the Plan of Arrangement) to 38.7% as of November 30, 2003.

Our corporate structure is as follows [jurisdiction of incorporation] ownership percentage.

Solitario Resources Corporation [Colorado]

- Altoro Gold Corp. [British Columbia, Canada] 100%

      - Altoro Gold (BVI) Corp. [British Virgin Islands] 100%

            - Minera Altoro (BVI) Ltd. [British Virgin Islands]100%

            - Minera Andes (BVI) Corp. [British Virgin Islands] 100%

                  - Compania Minera Andes del Sur S.A. [Bolivia] 100%

            - Minera Altoro Brazil (BVI) Corp. [British Virgin Islands] 100%

                  - Altoro Mineracao, Ltda. [Brazil] 100%

- Minera Solitario Peru, S.A. [Peru) 100%

- Minera Bongara, S.A. [Peru] 100%

- Minera Soloco, S.A. [Peru] 100%

We have been involved in the exploration for minerals in South America, focusing on precious and base metals, including gold, silver, copper and zinc in Peru and Argentina, and since October of 2000, with the acquisition of Altoro, platinum and palladium in Brazil and Bolivia. We have held exploration concessions in Peru since 1993. We held concessions in Argentina from 1993 to 1998. Prior to October 2000, our primary focus was on the acquisition, exploration and development of mineral properties located in Peru and Argentina, both on our own and through joint ventures with others, from initial discovery through advanced exploration.

During the last five years we have held various mineral property leases and concessions in South America. We hold concessions on the Bongara zinc project in Peru currently covering approximately 6,000 hectares. The Bongara concessions are 100% owned by Solitario. The concessions were held in a joint venture through January 2001 with Cominco, Ltd. of Vancouver, British Columbia ("Cominco"). We held concessions covering approximately 61,000 hectares on the Yanacocha property in Peru until April 2000. Yanacocha was previously under joint venture with a unit of Placer Dome, Inc., of Vancouver, British Columbia until November 1999. In April of 2000 we completed an agreement with Newmont Peru, Ltd., a wholly-owned subsidiary of Newmont Mining Corporation (both companies referred to as "Newmont"), whereby we sold our Yanacocha Property to Newmont for $6,000,000 and a sliding scale royalty that varies with the price of gold. We currently hold concessions on the Sapalache and La Pampa gold properties in Peru covering 1,800 and 3,400 hectares respectively. Sapalache was previously under joint venture to AngloGold, Ltd., of Peru ("AngloGold"). Anglo Gold, after conducting exploration, elected to drop out of the joint venture in 2000. In August 2002, we entered into a letter agreement with Bear Creek Mining Company of Tucson, Arizona ("Bear Creek") whereby Bear Creek can earn a 51% interest in the La Pampa property by spending $4.5 million over a five-year period. Bear Creek may earn an additional 14% (for a total of 65%) after the initial earn-in by completing a bankable feasibility study. Bear Creek has conducted surface sampling and trenching in 2003 and is planning a 1,000-meter core drilling program in early 2004.

On January 28, 2003 we entered into an agreement with Anglo American Platinum Corporation, Ltd. ("Anglo Platinum")whereby Anglo Platinum may earn a 51% interest in the Pedra Branca Project, by spending $7 million on exploration at Pedra Branca over a four-year period. Anglo Platinum agreed to a minimum expenditure of $500,000 during the first six months of the agreement. Anglo Platinum can earn an additional 9% interest in Pedra Branca (for a total of 60%) by completing a bankable feasibility study. Anglo Platinum can also earn an additional 5% interest in Pedra Branca (for a total of 65%) by arranging for financing to put the project into commercial production. Anglo Platinum has met its minimum required expenditure for the first six months and is currently reviewing the results of the first six month (Phase one) exploration program, before making a decision to fund the second phase of the Pedra Branca Project exploration program. If Anglo Platinum declines to continue, Solitario will retain 100% of the Pedra Branca Project.

In August 2003, we signed an agreement (the "Option Agreement") to acquire a 100% interest in the Triunfo gold-silver-lead-zinc property in west-central Bolivia. The property hosts a large mineralized area extending for at least 800 meters in length and up to 200 meters in width. Terms of the Option Agreement call for escalating payments totaling $185,000 over a four-year period to the underlying owners. The first payment of $10,000 has been made. A 100% interest in the property can be acquired at anytime within a five-year timeframe for a one-time payment of $1.0 million. Solitario plans to spend a minimum of $100,000 during the first year as part of its five-year, $2.3 million work commitment.

In October 2003, we acquired the La Tola project to explore for gold and possibly silver. The project is located in southern Peru and consists of 11 concessions totaling 9,800 hectares. We own a 100%-interest in the concessions without any underlying owners or royalties. To date only surface sampling of rock outcrops has been conducted. If the results of the sampling program are favorable, a core drilling program is planned for 2004.

As a result of the acquisition of Altoro, we acquired concessions and leases covering three properties; (i) the Pedra Branca platinum-palladium project in Brazil that currently encompasses approximately 69,244 hectares, of which approximately 10,000 hectares are subject to an underlying 2% net Smelter Return Royalty to Eldorado Gold Corp. of Vancouver, British Columbia; (ii) the Rincon del Tigre platinum and palladium project in Bolivia, which encompassed approximately 52,000 hectares under lease, was drilled during 2001 and was determined not to have sufficient economic potential and was returned to the landowner during 2001; and (iii) the Tocantinzinho gold property in Brazil for which we held washing licenses covering approximately 4,000 hectares. After compiling and evaluating geologic data of the Tocantinzinho property during 2001, we determined the property did not have sufficient economic potential and we did not renew our licenses on Tocantinzinho.

Strategy

We have historically explored for mineral deposits through the location, purchase, lease or joint venture of early-stage exploration prospects. We have focused our efforts on precious metal prospects including gold, silver and platinum-group metals. In addition we have explored and acquired base-metal prospects including lead, zinc and copper. We intend to continue this focus.

Upon acquiring an exploration property, we typically perform geologic evaluation and exploration efforts to determine if the project warrants further work including, but not limited to geologic mapping and sampling, geophysical surveys, trenching, and drilling. If the results of this work indicate there is little or no geologic or mineral potential, the prospect is dropped and/or returned to its owner(s). However if we believe the project warrants additional work, we either look to joint venture or sell the project to a larger mining company with more appropriate resources, both technical and financial, to further develop and or operate the property. We also may choose to further advance the property independently through additional work that usually includes detailed exploration drilling. We also evaluate more advanced projects that other companies or individuals control. If our evaluation for this type of property is favorable, in exchange for ownership or majority control of a property we may either commit to spending significant amounts of capital on exploration and development or make purchase or option payments to the underlying owner(s).

Risk Factors

You should carefully consider the risks described under "Risk Factors" below, as well as the other information contained in this information statement. These risks include, but are not limited to, changing regulatory requirements in the countries that we operate in, political and economic uncertainty, market risks and financing risks. In addition, as we pursue additional growth opportunities, we will be competing with many companies larger than ours and with greater financial and technical resources. If one or more of these consequences occur, it could negatively impact our ability to successfully implement our business strategy.

Recent Developments

On November 4, 2003, we completed a private placement to certain Canadian based funds managed by Sprott Asset Management of Toronto, Ontario of 1,500,000 common shares at a price of Cdn$1.20 per share for total proceeds of Cdn$1,800,000 or approximately $1,349,000. The additional shares reduced Crown's interest in us from 41.2% at September 30, 2003 to 38.7%.

On November 20, 2003, Crown and Kinross Gold Corporation ("Kinross") announced that the two companies have executed an Acquisition Agreement and Agreement and Plan of Merger (the "Merger Agreement") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometers (42 miles) by road from Kinross' Kettle River gold milling facility. Under the terms of the Merger Agreement, shareholders of Crown will receive 0.2911 shares of Kinross for each share of Crown. The transaction contemplated by the Merger Agreement is subject to regulatory approvals, a minimum two-thirds approval at a special meeting of Crown shareholders and customary closing conditions. It is the intent of Crown that the spin-off of the Solitario shares will take place prior to the completion of the acquisition by Kinross.

On November 8, 2003 Crown announced that it would be distributing its (through CRCC) entire holdings of 9,633,585 shares of our common stock. Of these shares, a total of 3,140,162 shares owned by CRCC are held with an escrow agent pursuant to the Escrow Agreement. We have provided notice of and will hold a special meeting of our shareholders on December 29, 2003 where they will vote on approval of the release of the Escrowed Shares (the "Release"). Approval of the Release by our shareholders other than CRCC and its associates and affiliates (the "Disinterested Shareholders") will allow for CRCC to dividend our shares to Crown to enable Crown to dividend up to its entire holdings of 9,633,585 of our shares to Crown's shareholders. If our Disinterested Shareholders do not approve the Release, the Escrowed Shares may not be available for dividend by Crown.

As of December 9, 2003, we own 965,491 shares of Crown common stock and have warrants to acquire up to 3,057,143 additional shares of Crown common stock at prices between $0.60 and $0.75 per share. In addition, we could acquire an additional 3,057,143 shares of Crown common stock through the conversion of the Crown Senior Notes. Assuming the completion of the exchange of shares as contemplated by the Merger Agreement, the Release, all of Crown's convertible debentures are converted, all of Crown's options are exercised and all of Crown's warrants are exercised on a cashless basis at the market price of Crown common stock on December 9, 2003, of $2.55 per share, we estimate we would own approximately 6,251,206 shares of Crown, which would convert into approximately 1,819,726 shares of Kinross. The Kinross shares would be valued at approximately $15.6 million, assuming the December 9, 2003 market price of $8.60 per share for each Kinross share. See The Spin-Off - Mechanics of the Spin-Off below.

Executive Offices

Our principal executive offices are located at 4251 Kipling Street, Suite 390, Wheat Ridge, Colorado 80033. Our telephone number at that address is (303) 534-1030.

Summary Financial Information

The following table sets forth our summary consolidated historical financial information that has been derived from (i) the audited consolidated statements of operations and cash flows for our business for each of the three years ended December 31, 2002 and (ii) the unaudited consolidated statements of income and cash flows for our business for the nine months ended September 30, 2003 and 2002 and (iii) our unaudited consolidated balance sheet as of September 30, 2003. The financial statements as of and for the nine months ended September 30, 2003 and 2002, in the opinion of management, reflect all adjustments, consisting of only normal recurring items, necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for the periods. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes included elsewhere in this information statement. The information set forth below is not necessarily indicative of our future results.

Statement of operations data:	Nine Months Ended September 30,
(in thousands, except per share amounts)	2003	2002
Revenues:
Mineral property option proceeds	$ -	$ -
Gain on sale of assets	-	-
Interest income	238	100
	238	100

Costs and expenses:
Exploration expense	170	711
Depreciation, depletion and amortization	18	34
General and administrative (1)	218	300
Management fees (1)	275	365
Asset write-downs	-	-
Loss on sale of assets	26	45
Other (net)	-	-
	707	1,455

Net (loss)	$ (469)	$ (1,355)
Loss per common share:
Basic and diluted	$ (0.02)	$ (0.06)
Weighted average shares outstanding:
Basic and diluted	23,407	23,407
Other financial data:
Net cash used in operating activities	(723)	(1,369)
Net cash provided by (used in) investing activities	(340)	327
Net cash provided by financing activities	-	-

Statement of operations data:	Year ended December 31,
(in thousands, except per share amounts)	2002	2001	2000
Revenues:
Mineral property option proceeds	$ -	$ -	$ 100
Gain on sale of assets	-	-	5,811
Interest income	137	236	360
137	236	6,271

Costs and expenses:
Exploration expense	907	1,464	1,182
Depreciation, depletion and amortization	40	49	18
General and administrative (1)	372	511	372
Management fees (1)	449	590	414
Asset write-downs	-	1,274	-
Loss on sale of assets	39	-	-
Other (net)	-	5	-
1,807	3,893	1,986

Net income (loss)	$ (1,670)	$ (3,657)	$ 4,285
Income (loss) per common share:
Basic	$ (0.07)	$ (0.16)	$ 0.24
Diluted	$ (0.07)	$ (0.16)	$ 0.23
Weighted average shares outstanding:
Basic	23,407	23,387	18,163
Diluted	23,407	23,387	18,350
Other financial data:
Net cash used in operating activities	(1,654)	(2,415)	(1,517)
Net cash provided by (used in) investing activities	336	(1,196)	5,286
Net cash provided by financing activities	-	-	-	179

Balance sheet data (in thousands):	As of September 30, 2003, Historical

Cash and cash equivalents	$ 342
Working capital (2)	1,224
Total assets	8,883
Total debt	-
Stockholders' equity	8,834

(1)     Pursuant to a management and technical services agreement (the "Management Agreement"), as modified, between Crown and us, we have reimbursed Crown for direct out-of-pocket expenses; payment of between 25% and 75% of executive and administrative salaries and benefits, rent, insurance, and investor relations costs and payment of certain indirect costs and expenses paid by Crown on our behalf. Upon the spin-off of our shares and upon the completion of the merger between Crown and Kinross, we anticipate the Management Agreement will be terminated, and the above noted costs will be paid directly by us from that date forward. These costs will result in an increase in general and administrative costs related to salaries and benefits for employees, rent, audit and legal fees, shareholder relations costs, travel and office expenses. Under the Management Agreement, these costs have been shared by Crown and included in the management fees. . We have estimated that general and administrative costs, on a pro forma basis, would have increased by approximately $510,000 for the nine months ended September 30, 2003 and would have increased by approximately $675,000 for the year ended December 31, 2002. This increase in costs would have been partially offset, on a pro forma basis, by a reduction in management fees of $275,000 for the nine months ended September 30, 2003 and by a reduction in management fees of $414,000 for the year ended December 31, 2002. In the event that the Kinross transaction is not completed, we anticipate that we would continue to operate under the Management Agreement with Crown. See "Management of Solitario Resources Corporation" for further discussion.

(2)     Working capital consists of current assets less current liabilities.

RISK FACTORS

An investment in our common shares involves certain risks. In addition to considering the other information in this Information Statement, you should consider carefully the following factors. If any of these risks occur, or if other risks not currently anticipated or fully appreciated occur, our business and prospects could be materially adversely affected, which could have an adverse effect on the trading price for our shares.

The market price of our common stock has fluctuated and may decline after the spin-off.

The market price of our shares has historically fluctuated in a large range. Please see "Market for Our Common Stock". The market price of our common stock may decline as a result of new holders from the distribution of our shares to holders of Crown common stock selling our shares. In addition, the price of our common stock may be affected by many factors, including adverse change in our business, a decline in gold or other commodity prices, and general economic trends.

Mineral exploration and mining by its nature involves risks.

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience, and knowledge may not eliminate. While discovery of a mineral-bearing structure may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which we have an interest will result in profitable commercial mining operations.

Our operations are subject to the hazards and risks normally incident to exploration, development, and production of a mineral deposit, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. Our operations may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which we have interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, or other conditions may be encountered in the drilling and removal of material.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in not receiving an adequate return on our invested capital.

We have a history of losses.

We have reported losses of $1,670,000, and $3,657,000 for the years ended December 31, 2002 and 2001, respectively, and a loss of $469,000 for the nine months ended September 30, 2003. We can provide no assurance that we will be able to operate profitably in the future, which will depend on our ability to acquire, explore and develop or sell economic mineral deposits.

Our operations outside of North America may be adversely affected by changing political, local and economic conditions.

Our mineral properties are located in South America and consist primarily of mineral concessions granted by national governmental agencies and are held 100% by us or under lease or option or purchase agreements. The properties are located in Peru, Bolivia and Brazil. We act as operator on all of our properties that are not held in joint ventures. The success of projects held under joint ventures that are not operated by us is substantially dependent on the joint venture partner.

Properties held by us are subject to the laws of Peru, Bolivia and Brazil, where we operate. These countries have, from time to time, experienced periods of political and economic instability. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including nationalization, exchange controls, currency fluctuations, taxation and laws or policies, as well as, laws and policies of the United States affecting foreign trade, investment and taxation. Certain other regions in which we may conduct operations have also been subject to political and economic instability, creating uncertainty and the potential for a loss of resources located in these regions.

We have limited capital resources.

The capital required for exploration and development of properties is substantial. We have financed operations through utilization of joint venture arrangements with third parties (generally providing that the third party will obtain a specified percentage of our interest in a certain property in exchange for the expenditure of a specified amount), the sale of interests in properties or other assets, and the issuance common stock. We will need to raise additional cash, or enter into a joint venture arrangement, in order to fund the development and initial operation of any property we desire to develop. New financing or acceptable joint venture partners may or may not be available on a basis that is acceptable to us. Accordingly, there is no assurance that we will be successful in our attempt to develop any project we now have or may discover in the future.

We may be unable to compete effectively in the mining industry.

A large number of companies are engaged in the exploration and development of mineral properties, many of which have substantially greater technical and financial resources than us. Therefore, we may be at a disadvantage with respect to many of our competitors in the acquisition, exploration and development of mining properties. The marketing of minerals is affected by numerous factors, many of which are beyond our control. These include the price of the raw or refined minerals in the marketplace, imports of minerals from other countries, the availability of adequate milling and smelting facilities, the price of fuel, the availability and the cost of labor, and the market price of competitive minerals.

The title to properties we own may be uncertain and subject to risks.

In connection with the acquisition of our properties, we conduct limited reviews of title and related matters, and obtain certain representations regarding ownership. Although we believe we have conducted reasonable investigations (in accordance with standard mining practice) of the validity of ownership, there can be no assurance that we hold good and marketable title to all of our properties.

We require the issuance and renewal of licenses and permits in order to conduct our business.

The development, production and sale of minerals is subject to federal, state, provincial and local regulation in a variety of ways, including environmental regulation and taxation. Federal, state, and local environmental regulations generally have a significant effect on all companies, including ours, engaged in mining or other extractive activities, particularly with respect to the permitting requirements imposed on such companies, the possibilities of project delays, and the increased expense required to comply with such regulations. We believe we are in substantial compliance with all such regulations in all the jurisdictions in which we operate.

We have no mineral reserves.

We have no reported mineral reserves. Any future mineral reserves will only come from extensive additional exploration and engineering and evaluation of existing or future mineral properties we own. There can be no assurance that we will report mineral reserves in the future.

We are subject to extensive environmental and regulatory rules and regulations.

Existing and future legislation and regulations emphasizing the protection of the environment may cause our activities to be more closely regulated to further the goal of environmental protection. Such legislation and regulations, as well as future interpretation of existing laws, may require substantial increases in capital and operating costs to us and delays, interruptions, or a termination of operations, the extent of which we cannot predict.

Our insurance coverage may not be complete and may not be available in the future.

The mining industry is subject to risks of human injury, environmental liability and loss of assets. We maintain insurance coverage consistent with industry practice, but can give no assurance that this level of insurance will cover all risks of harm to our business associated with being involved in the mining business, nor can any assurance be given that we will be able to obtain adequate coverage in the future.

Our success is dependent on gold and commodity prices over which we have no control.

Our operations will be significantly affected by changes in the market price of gold and other commodities. These prices fluctuate on a daily basis and are affected by numerous factors beyond our control. The supply and demand for gold and other commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of these commodities, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The prices of commodities have fluctuated widely and future serious price declines could cause future commercial production to be impractical. Depending on the price of gold and other commodities, our estimated future cash flow from mining operations may not be sufficient to cover estimated costs of production and capital expenditures.

Our business is dependent on key executives.

We are dependent on the services of key executives, including the Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. The loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect our business and future operations.

We will be required to comply with additional reporting requirements of United States securities laws.

Upon completion of the spin-off, we will be a reporting issuer under both the Canadian and U.S. jurisdictions. As a reporting issuer in the U.S., we will be required to comply with a variety of new rules and regulations specific to the U.S. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more difficult, time consuming and/or costly. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This information statement includes forward-looking statements based on our current expectations and projections about future events. Statements which are predictive in nature and that depend upon or refer to future events or conditions, or that include words such as "will", "would", "should", "plans", "likely", "expects", "anticipates", "intends", "believes", "estimates", "thinks", "may", and similar expressions, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include, among other things, those matters discussed under the caption "Risk Factors", as well as the following:

the consequences of any change in control of our company, including those resulting from the spin-off;

uncertainties inherent in the exploration and evaluation of mining properties;

unexpected future capital expenditures (including the amount and nature thereof);

impact of mineral price variations;

the effects of competition;

the success of our risk management activities;

the availability (or lack thereof) of acquisition or combination opportunities;

the impact of future laws and governmental regulations;

environmental liabilities that are not covered by an effective indemnity or insurance; and

the effect of general economic, market or business conditions.

All forward-looking statements in this information statement are made as of the date hereof, and you should not place undue certainty on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this information statement. Moreover, although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material.

THE SPIN-OFF

Reasons for the Spin-Off

On November 19, 2003, the Crown Board of Directors formally approved the spin-off. The spin-off will allow the shareholders of Crown to directly participate in the results of our exploration activities and the value of our South American assets. We control a well-diversified portfolio of metal-bearing properties, including properties with potential to host gold, silver, platinum, palladium and zinc. Our properties also vary substantially in the amount of exploration work that has been conducted on each property, from very early-staged exploration properties with only surface sampling, to advanced staged exploration properties with detailed drilling that defines mineralization within the underlying rock formations. We also anticipate, that our common shares will have a wider distribution after the spin-off with Solitario common shares being distributed to approximately 2,000 shareholders of Crown.

Results of the Spin-off

Assuming the Release and the completion of the Kinross transaction following the spin-off, Crown will have no ownership interest in us other than the number of shares it may need to retain in order to meet its obligation to deliver our shares to the holders of Crown warrants upon the exercise of those warrants (the "Retained Shares"); we will be an independent company with no management ties to Crown or Kinross. In the event that the Kinross transaction is not completed, we anticipate that we would continue to operate under the Management Agreement with Crown.

Currently our shares are listed on the Toronto Stock Exchange under the symbol SLR. There is no current trading market for our stock in the United States. After the spin-off, we anticipate that our stock will also be traded in the United States on the OTC Bulletin Board (OTCBB).

Mechanics of the Spin-Off

Assuming the Release, Crown will accomplish the spin-off by distributing, other than the Retained Shares, its entire holdings of our common stock, 9,633,585 shares, to Crown's shareholders. Each Crown shareholder as of the close of business on the Record Date will automatically participate in the spin-off.

The final number of shares to be distributed to each Crown shareholder will be known on the Record Date, as this number is dependent upon the number of shares currently outstanding and the number of shares issued as a result of conversion of outstanding Crown convertible debt and exercise of Crown warrants prior to the Record Date.

The number of Retained Shares will equal the number of our shares that any outstanding Crown warrants will be entitled to receive as if they had exercised their Crown warrants on a cashless exercise on the Record Date. Crown is required to retain these shares until the Crown warrants are exercised or exchanged, at which time the Retained Shares will be delivered to the Crown warrant holders.

Under the terms of the Crown warrants, as amended, the warrant holder has the option of taking a cashless exercise, in which the holder is allowed to take a reduced number of Crown shares without the payment of any cash to Crown. The number of Crown shares issuable upon a cashless exercise is calculated by: (i) taking the total number of shares the warrant may be exercised for times the net result of (ii) the closing market price of Crown common stock on the exercise date less the exercise price; with the product of (i) times (ii) divided by the closing market price of Crown common stock on the exercise date.

Prior to the Record Date the number of Crown shares that will be outstanding, how many Crown warrants will be exercised, and what method of exercise will be chosen (cash vs. cashless) is unknown. However we have estimated the number of Crown common shares to be outstanding on the Record Date by assuming all of Crown's convertible debentures are converted, and all of Crown's options are exercised and all of Crown's warrants are exercised on a cashless basis at the market price of Crown common stock on December 9, 2003, of $2.55 per share. Based upon those assumptions, we have estimated that on the spin-off date, those Crown shareholders will receive approximately 0.21 shares of our common stock for each share of Crown common stock held as of the Record Date. If any holders of Crown warrants exercise their warrants on a cash basis the number of shares of our common stock distributed to each holder of Crown common stock would be lower. Crown expects that the spin-off will take place on or about **, 2004.

No fractional shares will be issued and no cash payments will be made in lieu of fractional shares. Crown will retain any shares not distributed as fractional shares. We estimate the total number of our shares from undistributed fractional shares will be less than 1,000 shares.

Assuming the Release, as soon as practicable on or after the spin-off date, Crown will deliver to the transfer agent certificates representing all the shares of our common stock to be distributed in the spin-off. The transfer agent will then mail certificates representing the shares of our common stock to common stockholders of Crown as of the Record Date. Crown will retain the Retained Shares until such time as the warrants are exercised or exchanged for Kinross shares in accordance with the terms of the Crown warrants. Where appropriate, these transactions may take place as book-entry only, without the delivery of any certificates. No Crown stockholder will be required to pay cash or other consideration for any shares of our common stock received in the spin-off, or to surrender or exchange shares of Crown common stock to receive our common stock.

As of December 9, 2003, we own 965,491 shares of Crown common stock and have warrants to acquire up to 3,057,143 additional shares of Crown common stock at prices between $0.60 and $0.75 per share. In addition, we could acquire an additional 3,057,143 shares of Crown common stock through the conversion of our Crown Senior Notes. Prior to the Record Date, we intend to convert all of our Crown Senior Notes into an additional 3,057,143 shares of Crown common stock and to exercise all of our warrants, on a cashless basis.

Assuming the Release, we have estimated that on the Record Date we will own approximately 6,251,206 shares of Crown (assuming we have converted all of our Crown debt and we have exercised all of our warrants on a cashless basis using the market price of Crown common stock on December 9, 2003 of $2.55 per share). Accordingly we have estimated we will receive approximately 1,316,504 shares of our own common stock as a result of the spin-off. These shares will be retired and have the status of authorized but unissued shares of our common stock. This would have the result of reducing the amount of issued and outstanding shares of common stock by the amount of common stock we receive as a result of the spin-off and increasing the percentage ownership interest in us for each of our shareholders.

U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary description of the material U.S. federal income tax consequences of the spin-off. This summary is not intended as a complete description of all of the tax consequences of the spin-off and does not discuss tax consequences under the laws of state, local or foreign governments or any other jurisdiction. Moreover, the tax treatment of a stockholder may vary, depending upon the stockholder's particular situation. In this regard, special rules not discussed in this summary may apply to some of Crown's stockholders. In addition, this summary applies only to shares that are held as capital assets.

The following discussion is based on currently existing provisions of the Internal Revenue Code, or the Code, existing, proposed and temporary treasury regulations promulgated under the Code and current administrative rulings and court decisions. All of the foregoing are subject to change, which may or may not be retroactive, and any of these changes could affect the validity of the following discussion.

You are urged to consult your own tax advisor as to the particular tax consequences to you of the spin-off described in this document, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes in applicable tax laws.

Consequences of Spin-off to Crown''s Shareholders

Crown does not expect the spin-off to qualify as a tax-free distribution under Section 355 of the Code. Accordingly, the receipt by Crown''s shareholders of our shares in connection with the spin-off will be treated as a taxable distribution in an amount equal to the fair market value of the shares. The character of the taxable distribution to Crown's shareholders will be determined in accordance with the following progression:

(a)     a dividend to the extent paid out of Crown''s current or accumulated earnings and profits, if any, at the end of the year in which the spin-off occurs; then

(b)     a reduction in each shareholder''s tax basis in their Crown common stock; and then

(c)     gain from the sale or exchange of each shareholder''s Crown common stock to the extent the amount received exceeds the sum of the amounts in (a) and (b).

Each Crown shareholder will have tax basis in our stock equal to the fair market value of such stock at the time of the spin-off, and their holding period in our shares for capital gains purposes will begin on the date of the spin-off.

We are a shareholder of Crown and, as such, will be a recipient of our own shares in connection with the spin-off. We will be treated as having received a taxable distribution whose character will be determined under the rules described above. In the event a portion of the distribution is characterized as a dividend, we will be entitled to a dividends received deduction equal to 70% of the dividend amount, leaving 30% of the dividend to be taxable as ordinary income. The remainder of the taxable distribution will first reduce our tax basis, expected to be $1,400,000, (which is the purchase price for our investment in the Crown Senior Notes and the Crown Subordinated B Notes) in the Crown shares, with capital gain recognized for any portion exceeding our tax basis.

Consequences of Spin-off to Crown

Crown expects the spin-off will fail to qualify as a tax-free distribution under Section 355 of the Code. Accordingly, Crown will be treated as having sold our shares at the fair market value of such shares on the date of the spin-off and will have capital gain measured by the excess of the fair market value of our shares over Crown''s adjusted tax basis of such stock. Crown is expected to have current operating losses and net operating loss carryovers in amounts sufficient to offset the capital gain resulting from the spin-off.

Back-up Withholdings Requirements

United States information reporting requirements and backup withholding may apply with respect to dividends, if any, resulting from the spin-off unless you (a) are a corporation or fall into another exempt category, or (b) provide a correct identification number and certify that you have not been notified by the Internal Revenue Service that you are subject to backup withholding. We urge you to consult your tax advisor regarding the Form W-9 filing procedures. Failure to provide Crown with a properly prepared Form W-9 may result in penalties assessed by the Internal Revenue Service.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2003.

You should read the capitalization data set forth in the table below in conjunction with the "Selected Historical Consolidated Financial and Other Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and the notes thereto appearing elsewhere in this information statement. There are no anticipated adjustments to our historical capitalization as a result of the spin-off (other than a reduction in the number of our issued and outstanding shares due to retirement of the shares received by us as a result of the spin-off) as we are not issuing any new shares in connection therewith.

In thousands	As of September 30, 2003

Cash and cash equivalents	$ 342

Stockholders' equity
Preferred stock, $0.01 par value, authorized 10,000,000 (none issued and outstanding at September 30, 2003	-
Common stock, $0.01 par value, authorized, 50,000,000 (23,407,134 issued and outstanding at September 30, 2003)	234
Additional paid-in capital	21,189
Accumulated deficit	(15,306)
Accumulated other comprehensive income	2,717
Total capitalization	$ 8,834

MARKET FOR OUR COMMON STOCK

Our common stock has been traded on the Toronto Stock Exchange under the symbol SLR since July 1994. There currently is no established public trading market for our common shares in the United States. After the spin-off, we anticipate that our shares will also be traded on the OTC Bulletin Board in the United States.

The following table sets forth the high and low sales prices on the Toronto Stock Exchange for our common stock for the quarterly periods from January 1, 2001 to September 30, 2003.

	All prices are in CDN$
	2001		2002		2003
Period	High	Low	High	Low	High	Low
First quarter	$ 1.46	$ .85	$ .90	$ .41	$ .80	$ .45
Second quarter	1.37	.68	.87	.68	.69	.61
Third quarter	.74	.45	.70	.42	1.14	.60
Fourth quarter	.53	.41	.65	.33	*1.76	*1.00

     * through December 9, 2003

Shares subject to options

On March 4, 1994, our Board of Directors adopted the 1994 Stock Option Plan (the "Plan") that authorized the issuance of up to 1,100,000 of our shares under the Plan. The shareholders approved subsequent amendments to the Plan to increase the authorized shares under the Plan to 3,736,000 as of December 9, 2003. As of December 9, 2003, we have granted options for 3,457,000 shares that remain unexercised at prices from Cdn$0.73 to Cdn$1.30 and there are options for 47,750 shares available for grant under the Plan.

Shares that could be sold pursuant to Rule 144 under the Securities Act

A total of 1,562,487 shares of our common stock could be sold pursuant to Rule 144. These shares were issued in transactions occurring in 2001 and 2003 outside the United States pursuant to Regulation S.

Holders of our common shares

As of December 9, 2003 we have approximately 1,250 holders of our common shares.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends in the future. We intend to retain our earnings to finance the expansion of our business and for general corporate purposes. Our Board of Directors will have the authority to declare and pay dividends on our common stock in its discretion, as long as funds are legally available to do so.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table summarizes the consolidated statements of income and balance sheets data for our business since January 1, 1998. These data have been derived from (i) the audited consolidated statements of operations for our business for each of the five years ended December 31, 2002 and the audited consolidated balance sheets of our business as of December 31, 2002, 2001, 2000, 1999 and 1998 and (ii) the unaudited consolidated statements of operations and balance sheets of our business as of and for each of the nine months ended September 30, 2003 and 2002. The financial statements as of and for the nine months ended September 30, 2003 and 2002, in the opinion of management, reflect all adjustments, consisting of only normal recurring items, necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for the periods. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Solitario's historical consolidated financial statements and notes included elsewhere in this information statement. The information set forth below is not necessarily indicative of future results.

Statement of income data: (in thousands, except	Nine Months Ended September 30,		Year Ended December 31,
per share amounts)	2003	2002	2002	2001	2000	1999	1998
Revenues:
Mineral property option proceeds	$ -	$ -	$ -	$ -	$ 100	$ 100	$ -
Gain on sale of assets	-	-	-	-	5,811	19	-
Interest income	238	100	137	236	360	144	200
	238	100	137	236	6,271	263	200

Costs and expenses:
Exploration expense	170	711	907	1,464	1,182	666	-
Depreciation, depletion and amortization	18	34	40	49	18	35	10
General and administrative	218	300	372	511	372	75	112
Management fees	275	365	449	590	414	333	89
Asset write-downs	-	-	-	1,274	-	63	403
Loss on sale of assets	26	45	39	-	-	-	-
Other (net)	-	-	-	5	-	-	(9)
	707	1,455	1,807	3,893	1,986	1,172	605

Net income (loss) before cumulative effect of change in accounting principle	(469)	(1,355)	(1,670)	(3,657)	4,285	(909)	(405)
Cumulative effect of change in accounting principle	-	-	-	-	-	(5,094)	-
Net income (loss)	$ (469)	$(1,355)	$ (1,670)	$(3,657)	$ 4,285	$ (6,003)	$(405)
Earnings (loss) per common share:
Basic before cumulative effect of change in accounting principle	$ (0.02)	$ (0.06)	$ (0.07)	$ (0.16)	$ 0.24	$ (0.05)	$ (0.02)
Change in accounting principle	-	-	-	-	-	(0.31)	-
Basic earnings (loss) per share	$ (0.02)	$ (0.06)	$ (0.07)	$(0.16)	$ 0.24	$ (0.36)	$ (0.02)
Diluted before cumulative effect of change in accounting principle	$ (0.02)	$ (0.06)	$ (0.07)	$ (0.16)	$ 0.23	$ (0.05)	$ (0.02)
Change in accounting principle	-	-	-	-	-	(0.31)	-
Diluted earnings (loss) per share	$ (0.02)	$ (0.06)	$ (0.07)	$ (0.16)	$ 0.23	$ (0.36)	$ (0.02)
Weighted average shares outstanding:
Basic	23,407	23,407	23,407	23,387	18,163	16,855	16,855
Diluted	23,407	23,407	23,407	23,387	18,350	16,855	16,855

Balance sheet data:	September 30,		December 31,
(in thousands, except	2003	2002	2002	2001	2000	1999	1998
per share amounts)
Assets
Current assets:
Cash and cash equivalents	$342	$1,681	$ 1,405	$ 2,723	$ 6,334	$ 2,386	$3,245
Restricted cash	-	-	-	-	116	-	-
Note receivable	112	116	111	108	-	-	-
Investments in marketable equity securities, at fair value	769	331	409	268	220	103	229
Prepaid expenses and other	50	45	27	69	40	43	54
Total current assets	1,273	2,173	1,952	3,168	6,710	2,532	3,528

Mineral properties, net	3,794	3,743	3,743	3,693	4,873	53	5,388
Assets held for sale	-	-	-	-	-	178	-
Note receivable from Crown, net of discount	1,332	910	915	893	-	-	-
Crown warrants, at fair value	2,473	153	153	47	-	-	-
Other assets	11	155	140	302	377	33	9
	$ 8,883	$ 7,134	$ 6,903	$ 8,103	$11,960	$ 2,796	$ 8,925

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 22	$ 17	$ 26	$ 44	$ 70	$ 7	$ 19
Due to Crown	27	43	73	62	81	39	5
Total current liabilities	49	60	99	106	151	46	24

Stockholders' equity:
Preferred stock, $0.01 par value, authorized 10,000,000 (none issued and outstanding at September 30, 2003)	-	-	-	-	-	-	-
Common stock, $0.01 par value, authorized, 50,000,000 (23,407,134 issued and outstanding at September 30, 2003)	234	234	234	234	234	169	169
Additional paid-in capital	21,189	21,189	21,189	21,189	21,147	16,507	16,507
Accumulated deficit	(15,306)	(14,522)	(14,837)	(13,167)	(9,510)	(13,795)	(7,792)
Accumulated other comprehensive income (loss)	2,717	173	218	(259)	(62)	(131)	17
	8,834	7,074	6,804	7,997	11,809	2,750	8,901
Total liabilities and stockholders' equity	$ 8,883	$ 7,134	$ 6,903	$ 8,103	$11,960	$ 2,796	$ 8,925

Selected Quarterly Financial Information :

(in thousands)	2003
Statement of operations:	March 31,	June 30,	Sept. 30,
Revenues	$ 59	$ 88	$ 91
Net loss	$ (126)	$ (121)	$ (222)
Basic and fully diluted loss per common and common equivalent share:	$ (0.01)	$ (0.00)	$ (0.01)
Balance sheet
Total assets	$ 7,370	$ 7,988	$ 8,883
Working capital	$ 1,295	$ 1,228	$ 1,224
Long-term liabilities	$ -	$ -	$ -
Stockholders' equity	$ 7,259	$ 7,881	$ 8,834

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the consolidated financial statements and notes thereto included elsewhere in this information statement. Our financial condition and results of operations are not necessarily indicative of what may be expected in future years.

Recent Developments

On November 20, 2003, Crown and Kinross announced that the two companies have executed an Acquisition Agreement and Agreement and Plan of Merger (the "Merger Agreement") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometers (42 miles) by road from Kinross' Kettle River gold milling facility. Under the terms of the Merger Agreement, shareholders of Crown will receive 0.2911 shares of Kinross for each share of Crown. The transaction contemplated by the Merger Agreement is subject to regulatory approvals, a minimum two-thirds approval at a special meeting of Crown shareholders and customary closing conditions. It is the intent of Crown that the spin-off of the Solitario shares will take place prior to the completion of the acquisition by Kinross.

As of December 9, 2003, we own 965,491 shares of Crown common stock and have warrants to acquire up to 3,057,143 additional shares of Crown common stock at prices between $0.60 and $0.75 per share. In addition, we could acquire an additional 3,057,143 shares of Crown common stock through the conversion of the Crown Senior Notes. Assuming the completion of the exchange of shares as contemplated by the Merger Agreement, the Release, all of Crown's convertible debentures are converted, all of Crown's options are exercised and all of Crown's warrants are exercised on a cashless basis at the market price of Crown common stock on December 9, 2003, of $2.55 per share, we estimate we would own approximately 6,251,206 shares of Crown, which would convert into approximately 1,819,726 shares of Kinross. The Kinross shares would be valued at approximately $15.6 million, assuming the December 9, 2003 market price of $8.60 per share for each Kinross share.

On November 8, 2003 Crown announced that it would be distributing its (through CRCC) entire holdings of 9,633,585 shares of our common stock. Of these shares, a total of 3,140,162 shares owned by CRCC are held with an escrow agent pursuant to the Escrow Agreement. We have provided notice of and will hold a special meeting of our shareholders on December 29, 2003 where they will vote on approval of the release of the Escrowed Shares. Approval of the Release by our shareholders other than CRCC and its associates and affiliates will allow for CRCC to dividend our shares to Crown to enable Crown to dividend up to its entire holdings of 9,633,585 of our shares to Crown's shareholders. If our Disinterested Shareholders do not approve the Release, the Escrowed Shares may not be available for dividend by Crown.

On November 5, 2003 Solitario's Subordinated B Note was automatically converted into 533,333 shares of Crown. The conversion was in accordance with the terms of the Subordinated B note, which allowed for an automatic conversion if Crown's common stock traded above $1.75 per share for twenty consecutive trading days.

Results of Operations

Comparison of Nine Months Ended September 30, 2003 to Nine Months Ended September 30, 2002

Solitario recorded a net loss of $469,000 or $0.02 per share for the first nine months of 2003, compared to a net loss of $1,355,000 or $0.06 per share for the same period in 2002. The improvement is primarily a result of reductions in net exploration expense to $170,000 in 2003 compared to $711,000 in 2002, along with reductions in general and administrative costs, to $218,000 in the first nine months of 2003 from $300,000 in the first nine months of 2002, and management fees to $275,000 in the first nine months of 2003 from $365,000 in the first nine months of 2002. In addition, interest income increased during the first nine months of 2003 to $238,000 compared to $100,000 in the first nine months of 2002. Solitario also recorded a smaller loss related to a permanent reduction in value on marketable equity securities of $26,000 in the first nine months of 2003 compared to net losses from the sale of assets and marketable equity securities of $45,000 during the first nine months of 2002.

Exploration expense was reduced to $170,000 during the first nine months of 2003 compared to $711,000 in the prior year primarily as a result of the Anglo joint venture reimbursement of costs on the Pedra Branca project, located in Brazil. As discussed above, Anglo reimbursed exploration costs on Pedra Branca up to $500,000 through July 28, 2003, for the first six months of the joint venture agreement, which covered the majority of Solitario's exploration costs during the first nine months of 2003. As discussed above, this reduction in net exploration costs has been mitigated by Solitario's expansion of its exploration efforts to include Peru, Bolivia and other areas of Brazil during the third quarter of 2003.

Solitario reduced general and administrative expenses to $218,000 during the first nine months of 2003, compared to $300,000 during the first nine months of 2002. The general and administrative cost reductions were primarily the result of reduced staff levels in Peru, which resulted in lower salary and office rental costs and general and administrative savings in Bolivia where Solitario closed its exploration office during 2002.

Interest income increased in the first nine months of 2003 to $238,000, from $100,000 during the same period of 2002. The increase is due to the increased value of the shares received by Solitario ($207,000 in 2003 compared to $41,000 in 2002) as interest on the Senior and Subordinated B Notes discussed in note 4 to the consolidated financial statements. This increase was reduced by decreased interest income from cash and cash equivalents during the first nine months of 2003 compared to 2002.

Management fees paid to Crown were reduced during the first nine months of 2003 to $275,000 from $365,000 for the same period of 2002 as a result of an amendment to the Management Services contract entered into in July 2002 which modified the cost allocation for personnel who began to spend more of their time on Crown related activities. Additionally there were reduced needs for general and administrative support and expenses, including travel, accounting and investor services related to the reduced exploration activities during most of 2003 compared to 2002.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

We had a loss of $1,670,000 or $0.07 per share in 2002 compared with a loss of $3,657,000 or $0.16 per share in 2001.

During 2002 we continued our exploration program in Brazil on our Pedra Branca platinum group metals project. In 2001, we conducted exploration activities on Pedra Branca as well as Tocantinzinho in Brazil and Rincon del Tigre in Bolivia. This resulted in a decrease in exploration expense and general and administrative expenses for travel, legal, and exploration support during 2002 compared to 2001. During 2002, we recorded $30,000 in exploration consulting fees paid to the former president of Altoro for assistance with Brazilian and Bolivian activities compared to $120,000 in consulting fees in 2001. During 2001, we wrote down our Tocantinzinho and Rincon del Tigre properties with a charge of $1,274,000 to property abandonment compared to no write-downs in 2002.

In April 2000 we completed a transaction with an affiliate of Newmont Mining Corporation ("Newmont") and sold our interest in the Yanacocha property for proceeds of $6,000,000 and a sliding scale net smelter return royalty ("NSR") that varies with the price of gold. The cash consideration was $5,600,000 with $400,000 deferred and recorded as a long-term note receivable due over a four-year period, pending release of certain contingent liabilities. We received payments of $109,000 and $106,000 of the deferred proceeds, including interest in April 2002 and 2001, respectively.

Interest income was $137,000 and $236,000 in 2002 and 2001, respectively. The change in interest income was primarily the result of larger cash balances related to the Yanacocha sale during 2000, compared to 2002 and 2001.

Exploration expense was $907,000 in 2002 compared to $1,464,000 in 2001. Exploration during 2001 included two separate drilling programs at Pedra Branca in Brazil as well as a drilling program at Rincon del Tigre in Bolivia. Additionally, field geology, including sampling, was conducted at Tocantinzinho during 2001. During 2002 we limited our exploration activities to Pedra Branca, which resulted in the lower costs.

During the year ended December 31, 2002, we incurred $372,000 of general and administrative expenses compared with $511,000 in 2001. General and administrative expenses consist of administrative (office rent, payroll, insurance, banking and automobile) legal, accounting and auditing, travel and shareholder-related costs. The increased activities in Brazil and Bolivia and increases in accounting and shareholder costs accounted for the higher general and administrative expenses during 2001 compared 2002.

Crown provides management and technical services to us under the Management Agreement originally signed in 1994 and modified in April 1999, in December 2000 and July 2002. The modified agreement, which has a three year term, provides for reimbursement to Crown of direct out-of-pocket costs; payment of between twenty-five percent and seventy-five percent of executive and administrative salaries and benefits, rent, insurance and investor relations costs ("Administrative Costs") and payment of certain allocated indirect costs and expenses paid by Crown on our behalf. Management service fees paid to Crown by us in 2002 and 2001 were $449,000 and $590,000, respectively. Net amounts due to Crown as of December 31, 2002 and 2001 were $73,000 and $62,000, respectively, related to the Management Agreement.

Depreciation, depletion, and amortization expense was $40,000 in 2002 compared to $49,000 in 2001. Certain equipment was retired and sold during 2002 as we narrowed our focus of exploration to the Pedra Branca project, resulting in the lower depreciation amount in that year.

We regularly perform evaluations of our assets to assess the recoverability of our investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon future net cash flows from the asset. Write-downs relating to exploration properties amounted to $1,274,000 in 2001. There were no property write-downs in 2002. We wrote-down $636,000, representing the investment in the Rincon del Tigre property in Bolivia and $638,000, representing the investment in the Tocantinzinho property in Brazil, after exploration programs performed during 2000 and 2001 failed to identify economic deposits on those properties. Both of these properties were acquired from Altoro during 2000.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

We had a loss of $3,657,000 or $0.16 per share in 2001 compared with net income of $4,285,000 or $0.24 per share in 2000.

During 2001 we continued an exploration program in Brazil and Bolivia on our platinum group metals deposits, which included the Pedra Branca property in Brazil and the Rincon del Tigre property in Bolivia and the Tocantinzinho gold property in Brazil. This resulted in an increase in exploration expense and additional general and administrative expenses for travel, legal, and exploration support. During 2001, we recorded $120,000 in exploration consulting fees paid to the former president of Altoro for assistance with Brazilian and Bolivian activities compared to $30,000 in consulting fees in 2000. During 2001, we wrote down our Tocantinzinho and Rincon del Tigre properties with a charge of $1,274,000 to property abandonment compared to no write-downs in 2000.

In April 2000 we completed a transaction with an affiliate of Newmont Mining Corporation ("Newmont") and sold our interest in the Yanacocha property for proceeds of $6,000,000 million and a sliding scale net smelter return royalty ("NSR") that varies with the price of gold. The cash consideration was $5,600,000 with $400,000 deferred over a four-year period, pending release of certain contingent liabilities. We received $100,000 of the deferred proceeds, plus interest in April 2001. We recorded a gain on the sale of the Yanacocha property of $5,809,000 during the second quarter of 2000.

Interest income was $236,000 and $360,000 in 2001 and 2000, respectively. The change in interest income was primarily the result of larger cash balances related to the Yanacocha sale during 2000, compared to 2001.

Exploration expense was $1,464,000 in 2001 compared to $1,182,000 in 2000. The increase from 1999 was primarily as a result of the expansion of our exploration program to include Brazil and Bolivia as well as an expansion of the focus of exploration to include platinum group metals during 2000 after the Altoro acquisition. The increased exploration during 2001 included two separate drilling programs at Pedra Branca in Brazil as well as a drilling program at Rincon del Tigre in Bolivia. Additionally, field geology including trenching and sampling was conducted at Tocantinzinho during 2001.

During the year ended December 31, 2001, we incurred $511,000 of general and administrative expenses compared with $372,000 in 2000. General and administrative expenses consist of administrative (office rent, payroll, insurance, banking and automobile) legal, accounting and auditing, travel and shareholder-related costs. The increased activities in Brazil and Bolivia and increases in accounting and shareholder costs accounted for the increase in general and administrative expenses during 2001 compared to 2000.

Management service fees paid to CRCC by us in 2001 and 2000 were $590,000 and $414,000, respectively. The fees will generally fluctuate period-to-period based on the overall level of administrative and exploration activities during the period.

Depreciation, depletion, and amortization expense was $49,000 in 2001 compared with $18,000 in 2000. The increase in depreciation expenses during 2001 related to additions to property, plant and equipment related to the Altoro transaction being depreciated for the entire year as well as certain additional equipment purchased during 2001.

We regularly perform evaluations of our assets to assess the recoverability of our investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon future net cash flows from the asset. Write-downs relating to exploration properties amounted to $1,274,000 in 2001 compared to no property write-downs in 2000. We wrote-down $636,000, representing the investment in the Rincon del Tigre property in Bolivia and $639,000, representing the investment in the Tocantinzinho property in Brazil, after exploration programs performed during 2000 and 2001 failed to identify economic deposits on those properties. Both of these properties were acquired from Altoro during 2000.

Liquidity and Capital Resources

Due to the nature of the mining business, the acquisition, exploration, and development of mineral properties requires significant expenditures prior to the commencement of production. In the past, we have financed our activities through the sale of securities, joint venture arrangements, and the sale of interests in our properties. To the extent necessary, we expect to continue to use similar financing techniques; however there is no assurance that such financing will be available to us on acceptable terms, if at all.

We had working capital of $1,224,000 at September 30, 2003 compared to working capital of $1,853,000 as of December 31, 2002. The decrease is due primarily to our purchase of $400,000 of the Subordinated B Notes from Crown, as discussed below, and also due to the use of working capital to pay general and administrative expenses and management fees.

As of December 9, 2003, we own 965,491 shares of Crown common stock and have warrants to acquire up to 3,057,143 additional shares of Crown common stock at prices between $0.60 and $0.75 per share. In addition, we could acquire an additional 3,057,143 shares of Crown common stock through the conversion of the Crown Senior Notes. Assuming the completion of the exchange of shares as contemplated by the Merger Agreement, the Release, all of Crown's convertible debentures are converted, all of Crown's options are exercised and all of Crown's warrants are exercised on a cashless basis at the market price of Crown common stock on December 9, 2003, of $2.55 per share, we estimate we would own approximately 6,251,206 shares of Crown.

We will receive shares of our own common stock as a result of the spin-off. We have estimated we will receive approximately 1,234,518 shares of our own common stock as a result of the spin-off. These shares will be retired and have the status of authorized but unissued shares of our common stock. This would have the result of reducing the amount of issued and outstanding shares of common stock by the amount of common stock we receive as a result of the spin-off and increasing the percentage ownership interest in us for each of our shareholders.

Assuming the completion of the merger with Kinross as contemplated in the Merger Agreement we have estimated our Crown common stock would convert into approximately 1,819,726 shares of Kinross. These Kinross shares would be valued at approximately $15.6 million, assuming the December 9, 2003 market price of $8.60 per share for each Kinross share. Although no specific plans have been formulated by our Board, we intend to liquidate a portion of our Kinross shares over time to reduce our exposure to a single asset, taking into consideration our cash and liquidity requirements, tax implications, the market price of gold and the market price of Kinross stock. Any funds received from the sale of Kinross shares would be used to fund exploration on our existing properties, for the acquisition and exploration of new properties and general working capital.

On November 4, 2003, we completed a private placement to certain Canadian based funds managed by Sprott Asset Management of Toronto, Ontario of 1,500,000 common shares at a price of Cdn$1.20 per share for total proceeds of Cdn$1,800,000, or approximately $1,349,000. The additional shares reduced Crown's interest in us from 41.2% at September 30, 2003 to 38.7%. The funds will be used to fund current exploration programs in Peru, Bolivia and Brazil, for the costs of this registration, and for general corporate purposes.

In August 2003, we signed the Option Agreement to acquire a 100% interest in the Triunfo gold-silver-lead-zinc property in west-central Bolivia. Terms of the Option Agreement call for escalating payments totaling $185,000 over a four-year period to the underlying owners. The first payment of $10,000 has been made. A 100% interest in the property can be acquired at anytime within a five-year timeframe for a one-time payment of $1.0 million. Solitario plans to spend a minimum of $100,000 during the first year as part of its five-year $2.3 million work commitment.

On February 21, 2003, we invested $400,000 in Crown's 10% convertible subordinated promissory notes due 2006 Series B (The "Subordinated B Notes"). The issuance of up to $3 million of the Subordinated B Notes was authorized by Crown on February 7, 2003 by Crown's Board of Directors. On February 21, 2003, Crown closed the financing by issuing $2.7 million of the Subordinated B Notes. The Subordinated B Notes are convertible into common stock of Crown at $0.75 per share. The Subordinated B Notes pay interest at 10% in stock or cash at Crown's option, and mature on October 19, 2006, the same date as Crown's Senior Notes. Our investment was on the same terms as all other investors. On November 5, 2003, the Subordinated B Notes were automatically converted into 533,333 shares of Crown common stock.

On January 28, 2003 we entered into an agreement with Anglo American Platinum Corporation, Ltd. ("Anglo Platinum") whereby Anglo Platinum may earn a 51% interest in the Pedra Branca Project, by spending $7 million on exploration at Pedra Branca over a four-year period. Anglo Platinum agreed to a minimum expenditure of $500,000 during the first six months of the agreement. Anglo Platinum can earn an additional 9% interest in Pedra Branca (for a total of 60%) by completing a bankable feasibility study. Anglo Platinum can also earn an additional 5% interest in Pedra Branca (for a total of 65%) by arranging for financing to put the project into commercial production. Anglo Platinum has met its minimum required expenditure for the first six months and is currently reviewing the results of the first six months (Phase one) exploration program, before making a decision to fund the second phase of the Pedra Branca Project exploration program. If Anglo Platinum declines to continue, we will retain 100% of the Pedra Branca Project.

In October 2001, we invested $1,000,000 in two Senior Notes issued by Crown; see related party transactions, below. The Solitario Note for $350,000 is convertible into Crown common shares at a conversion price of $0.2916 per share, subject to adjustment. The remaining Senior Note for $650,000 is convertible into Crown common shares at a conversion price of $0.35 per share, subject to adjustment. As part of that investment, Crown issued us warrants exercisable into Crown shares at any time prior to October 2006 at exercise prices between $0.60 and $0.75 per share. We recorded the warrants at their fair value of $110,000 on the date of the transaction, and this fair value was recorded as a discount to the Senior Notes receivable from Crown. The discount is being amortized over the life of the Senior Notes as additional interest income. As a result, we recorded $18,000 of additional interest income for the both of the nine-month periods ended September 30, 2003 and 2002. The fair value of the warrants was $2,293,000, based upon quoted prices at September 30, 2003 compared to $153,000 at December 31, 2002.

As of September 30, 2003, we currently have no outstanding long-term debt, capital or operating leases or other purchase obligations.

Cash and cash equivalents were $342,000 as of September 30, 2003 compared to $1,405,000 at December 31, 2002. We believe we will require additional cash resources to continue to explore our properties over the next year. The nature of the mining business requires significant sources of capital to fund development and operations or mining projects. We will need additional resources in order to develop and mine any mineral deposits we have. We anticipate that we would finance these activities through the use of joint venture arrangements, the issuance of debt or equity, the sale of interests in our properties or the sale of our shares of Kinross common stock. There can be no assurance that such sources of funds will be available on terms acceptable to us, if at all.

As previously noted, under the Management Agreement we currently reimburse Crown for certain expenses, including management salaries and benefits, rent, insurance and investor relations costs and certain other expenses paid by Crown on our behalf. Upon completion of the spin-off and assuming the completion of the Kinross merger, we will no longer operate under the Management Agreement. This change will result in an increase in general and administrative costs related to salaries and benefits for employees, rent, audit and legal fees, shareholder relations costs, travel and office expenses. In the event that the Kinross transaction is not completed, we anticipate that we would continue to operate under the Management Agreement with Crown. See "Management of Solitario Resources Corporation" for further discussion.

Upon completion of the spin-off, we will be a reporting issuer under both the Canadian and U.S. jurisdictions. As a reporting issuer in the U.S., we will be required to comply with a variety of new rules and regulations specific to the U.S. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more difficult, time consuming and/or costly.

Cash Flows

For the nine months ended September 30, 2003

Net cash used in operations during the first nine months of 2003 decreased to $723,000 compared to $1,369,000 for the same period of 2002 primarily as a result of reductions in net exploration expenses, general and administrative expenses and management fees as discussed above. Investing activities used $340,000 of cash during the first nine months of 2003 compared to $327,000 of cash provided in the same period of 2002. The use of cash during 2003 was primarily the result of the purchase of $400,000 of the Subordinated B Notes discussed above, compared to the sale of Canyon Resources Corporation common stock for proceeds of $245,000 during the first nine months of 2002.

For the year ended December 31, 2002

Additions to mineral properties for land and leasehold costs during 2002 were $50,000, primarily for property and lease payments on Pedra Branca and Bongara, compared to $52,000 during 2001 and $4,820,000 during 2000. The additions during 2000 related primarily to the acquisition of Altoro properties as follows: The Pedra Branca property in Brazil of $3,627,000; the Tocantinzinho property in Brazil of $621,000; and the Rincon del Tigre property in Bolivia of $558,000. Solitario expenses all exploration costs on properties without proven and probable reserves. There were no capitalized exploration costs during 2002, 2001 and 2000.

During 2000, Solitario received $6,000,000 from the sale of its Yanacocha property to Newmont. The cash consideration was $5,600,000 with $400,000 deferred and recorded as a long-term note receivable due over a four-year period, pending release of certain contingent liabilities. Solitario received payments of $109,000 and $106,000 of the deferred proceeds, including interest in April 2002 and 2001, respectively. Solitario recorded a gain on the sale of the Yanacocha property of $5,809,000 during the second quarter of 2000. Solitario recorded property acquisition costs of $42,000 and $4,705,000 from the issuance of its shares during 2001 and 2000 respectively. The additions recorded during 2000 were in connection with the acquisition of Altoro. No other shares were issued in 2002, 2001 or 2000. Primarily as a result of the issuance of shares in connection with the acquisition of Altoro, Crown's indirect ownership percentage was reduced from 57.2% (prior to the Altoro transaction) to 41.2% as of December 31, 2002.

Cash and cash equivalents amounted to $1,405,000 at December 31, 2002. These funds are generally invested in short-term interest-bearing deposits and securities, pending investment in current and future projects. The note receivable from Newmont amounted to $222,000 at December 31, 2002, including $111,000 in other (long-term) assets. Working capital at December 31, 2002 was $1,853,000.

For the year ended December 31, 2001

Additions to mineral properties for land and leasehold costs during 2001 were $95,000, primarily for property and lease payments on Rincon del Tigre and Tocantinzinho, compared to $4,820,000 during 2000. The additions during 2000 related primarily to the acquisition of Altoro properties as follows: The Pedra Branca property in Brazil of $3,627,000; the Tocantinzinho property in Brazil of $621,000; and the Rincon del Tigre property in Bolivia of $558,000. There were no capitalized exploration costs during 2001 and 2000 due to Solitario's decision to expense exploration costs on properties without proven and probable reserves, compared to additions of $991,000 for leasehold acquisition costs and exploration expenditures in 1999.

During 2000, Solitario received $6,000,000 from the sale of its Yanacocha property to Newmont. Newmont retained $400,000 to be paid out in four annual payments of $100,000 plus interest pending the release of certain contingent liabilities. Solitario received the first payment of $100,000, plus interest of $6,000, in April 2001.

Solitario recorded property acquisition costs of $42,000 and $4,705,000 from the issuance of its shares during 2001 and 2000 respectively. The additions recorded during 2000 were in connection with the acquisition of Altoro. No other shares were issued in 2001, 2000, or 1999. Primarily as a result of the issuance of shares in connection with the acquisition of Altoro, Crown's indirect ownership percentage was reduced from 57.2% (prior to the Altoro transaction) to 41.2% as of December 31, 2001.

Cash and cash equivalents amounted to $2,723,000 at December 31, 2001. These funds are generally invested in short-term interest-bearing deposits and securities, pending investment in current and future projects. Restricted cash held by Newmont amounted to $325,000, including $217,000 in other (long-term) assets. Working capital at December 31, 2001 was $2,794,000.

Seasonal Factors

Our Pedra Branca project, located in Brazil, has a mild rainy season from January to May, however these rains do not significantly affect the project and they are not expected to affect results during any part of 2003. The Bongara pproject, located in Peru, is affected by a rainy season from December to April, however we have not conducted, nor are we planning any significant exploration activities at Bongara during 2003. The Triunfo Property in Bolivia experiences approximately 3 months of sub-freezing temperatures with the potential for snow, that hamper but not prevent exploration activities. These seasonal factors similarly affected our exploration activities in 2000, 2001 and 2002.

Related Party Transactions

Crown, through its wholly owned subsidiary, CRCC owns 38.7% of us. Crown provides management and technical services to us under the Management Agreement originally signed in April 1994 and modified in April 1999, December 2000 and July 2002. Under the modified agreement we reimburse Crown for direct out-of-pocket expenses; payment of between 25% and 75% of executive and administrative salaries and benefits, rent, insurance and investor relations costs and payment of certain indirect costs and expenses paid by Crown on our behalf. The independent members of both Crown and our Board have approved the agreement and all amendments thereto. Management service fees paid by us to Crown were $275,000 for the nine months ended September 30, 2003 compared to $365,000 for the nine months ended September 30, 2002. Management fees were $449,000 for 2002, $590,000 for 2001 and $414,000 for 2000. Effective with the completion of the spin-off and assuming the successful acquisition of Crown by Kinross, the Management Agreement will be terminated and we will contract directly with our management and directly pay all administrative expenses. In the event that the Kinross transaction is not completed, we anticipate that we would continue to operate under the Management Agreement with Crown.

Christopher E. Herald, and Mark E. Jones, III are directors of both Crown and us. Christopher E. Herald, James R. Maronick and Walter H. Hunt are officers of both Crown and us.

As part of the investment in the Senior Notes, Solitario also received two warrants. The first warrant gives Solitario the right to purchase 1,857,143 shares of Crown for $0.75 through October 2006. The second warrant gives Solitario the right to purchase 1,200,000 shares of Crown at $0.60 through October 2006. The fair value of the warrants at the time of issuance, $110,000, was recorded as a discount to the Senior Notes. This discount is being amortized over the life of the Senior Notes as additional interest income. Solitario recorded $6,000 of additional interest from the amortization of the discount for both of the three-month periods ended September 30, 2003 and 2002. The fair value of the warrants, based upon a quoted bid price, was $2,473,000 as of September 30, 2003 and $153,000 at December 31, 2002. Solitario records any increase or decrease in the fair value of the warrants as other comprehensive income or loss in stockholders' equity. Solitario recorded an increase in the value of the warrants of $2,320,000 and $106,000 for the nine months ended September 30, 2003 and 2002 respectively.

In October 2001, we invested in two 10% convertible secured promissory notes, ("Senior Notes") totaling $1,000,000 of the $3,600,000 Secured Notes issued by Crown. The proceeds from the first Senior Note, (the "Solitario Note"), of $350,000 were delivered to Crown. The proceeds from the second Senior Note, of $650,000 were placed in escrow pending the outcome of Crown's voluntary petition for bankruptcy, filed in United States Bankruptcy Court, which was filed on March 8, 2002 (the "Bankruptcy"). In March 2002 an additional $200,000 was advanced to Crown out of escrow of which our share of the advance was $56,000. Crown''s plan of reorganization was confirmed on May 30, 2002 and the remaining balance of the proceeds plus interest was released to Crown on the effective date of the plan of reorganization. The independent Board members of Crown and of us approved the transaction. The terms of the transaction on the Escrowed Notes were the same as given to other senior lenders of Crown (the ""Senior Lenders"") and, with regard to the terms of the $350,000 Solitario Note, the terms were negotiated with and approved by the other Senior Lenders. During 2003 and 2002, we were paid 89,522 and 182,440 Crown shares, respectively, as interest under the Senior Notes.

We entered into a Voting Agreement dated as of April 15, 2002 among Zoloto Investors, LP (""Zoloto"") and Crown. Zoloto and we are both shareholders of Crown (the ""Signing Shareholders""). Pursuant to the Voting Agreement, Zoloto and we agree that we will each vote our owned shares during the term of the Voting Agreement for the election of three designees of Zoloto and one designee of Solitario (the ""Designee Directors"") to the Board of Directors of Crown. The Signing Shareholders agreed that any shares received by either Signing Shareholder would be subject to the Voting Agreement during its term and any successor, assignee or transferee of shares from either Signing Shareholder would be subject to the terms of the Voting Agreement during its term. The Voting Agreement terminates on the third anniversary from the date of the first annual meeting of shareholders after the date of the Voting Agreement. As of December 9, 2003, the Signing Shareholders collectively held 1,733,866 shares or approximately 10.1% of the outstanding shares of Crown. As of December 9, 2003, we owned 965,491 shares of Crown common stock, from automatic conversion of our Subordinated B Notes and received as interest on our Senior and Subordinated B Notes, we have warrants to acquire 3,057,143 shares of Crown common stock at between $0.60 and $0.75 per share and could also acquire up to 3,057,143 additional shares of Crown common stock through conversion of the Senior Notes.

On June 26, 2001, we agreed to acquire 200,000 shares of Canyon Resources Corporation common stock from Crown at its fair market value of $200,000 at that date. We sold the shares for $245,000 in February 2002, the fair market value at that date. The transaction provided additional working capital to Crown, and was approved by independent Board members of both Crown and us.

On February 21, 2003, we invested $400,000 in Crown's 10% convertible subordinated promissory notes due 2006 Series B (The "Subordinated B Notes"). The issuance of up to $3 million of the Subordinated B Notes was authorized by Crown on February 7, 2003 by Crown's Board of Directors. On February 21, 2003, Crown closed the financing by issuing $2.7 million of the Subordinated B Notes. The Subordinated B Notes are convertible into common stock of Crown at $0.75 per share. The Subordinated B Notes pay interest at 10% in stock or cash at Crown's option, and mature on October 19, 2006, the same date as Crown's Senior Notes. Our investment was on the same terms as all other investors. On November 5, 2003, the Subordinated B Notes were automatically converted into 533,333 shares of Crown common stock.

Joint Ventures

We acquired the Pedra Branca platinum-palladium ("PGM") Project located in Ceara State, Brazil, as part of the Altoro acquisition in October 2000. We control 100% interest in 65 concessions totaling 69,244 hectares. Altoro signed an agreement in 1999, which was modified in 2000 and 2003, with Eldorado Gold Corporation ("Eldorado") whereby we could have earned a 70% interest in concessions covering approximately 10,000 hectares, by spending $2,000,000 on exploration by August 2003. However, we elected not to complete the earn-in requirement and the Eldorado lease expired without Solitario earning any interest in the leased concessions. We reacquired concessions within the previously leased Eldorado area in October 2003. Eldorado is entitled to a 2% NSR royalty on these reacquired concessions. In February 2000, Altoro signed a letter of intent, which was subsequently assigned to Rockwell Ventures, Inc., of Vancouver Canada ("Rockwell"), granting Rockwell an option to earn a 60% interest in Altoro's share of the Pedra Branca Project. Under the terms of the agreement, Rockwell was required to spend $7,000,000 on exploration within four years from July 2000, with a minimum expenditure of $1,000,000 during the first year. In addition, Rockwell issued to us a total of 125,433 shares and $50,000 in cash in May 2000 upon regulatory approval of the agreement. In June of 2001, Rockwell terminated its option under the agreement. At September 30, 2003, we own 100% of the Pedra Branca project, subject to the Anglo Platinum agreement discussed below.

On January 28, 2003 we entered into an agreement with Anglo Platinum whereby Anglo Platinum may earn a 51% interest in the Pedra Branca Project by spending $7 million on exploration at Pedra Branca over a four-year period. Anglo Platinum agreed to a minimum expenditure of $500,000 during the first six months of the agreement. Anglo Platinum can earn an additional 9% interest in Pedra Branca (for a total of 60%) by completing a bankable feasibility study. Anglo Platinum can also earn an additional 5% interest in Pedra Branca (for a total of 65%) by arranging for financing to put the project into commercial production. Anglo Platinum completed its initial six-month expenditure in July 2003 and is now in the process of deciding whether or not to fund the second six-month $500,000 work commitment.

In July 2002, we signed an agreement with Bear Creek Mining Company ("Bear Creek") whereby Bear Creek can earn 51% interest in the La Pampa property by expending $4.5 million on exploration of La Pampa over a five-year period. As part of the agreement, Bear Creek will pay all costs to maintain the concessions. As part of the agreement Bear Creek must complete a minimum of 1,000 meters of drilling on the property. Bear Creek may earn an additional 14% interest (for a total of 65%) by completing a bankable feasibility study on the property within two years of earning its 51% interest.

In August 2003, we signed an Option Agreement to acquire a 100% interest in the Triunfo gold-silver-lead-zinc property in west-central Bolivia. Terms of the Option Agreement call for escalating payments totaling $185,000 over a four-year period to the underlying owners. The first payment of $10,000 has been made. A 100% interest in the property can be acquired at anytime within a five-year timeframe for a one-time payment of $1.0 million. Solitario plans to spend a minimum of $100,000 during the first year as part of its five-year $2.3 million work commitment.

In December 1996, we signed an agreement regarding the Bongara project with a subsidiary of Cominco Ltd. ("Cominco") of Vancouver, British Columbia. Cominco had the right to earn a 65% interest in the Bongara project by (among other things) spending a minimum of $17,000,000 over a five-year period from January 2000 forward. Cominco paid us $118,000, including value added taxes of 18% in January 2000 and 1999. In February 2001, Cominco terminated their option to acquire an interest in the Bongara project. We currently hold a 100% interest in the project covering approximately 6,000 hectares and may seek a new joint venture partner to explore and develop this property.

Our exploration and development activities, funding opportunities and joint ventures may be materially affected by commodity prices and fluctuations. Commodity market prices are determined in world markets and are affected by numerous factors beyond our control.

Exploration Activities

A significant part of our business involves the review of potential property acquisitions and continuing review and analysis of properties in which it has an interest, to determine the exploration and development potential of the properties. In analyzing expected levels of expenditures for work commitments and property payments, our obligations to make such payments fluctuate greatly depending on whether, among other things, we make a decision to sell a property interest, convey a property interest to a joint venture, or allow our interest in a property to lapse by not making the work commitment or payment required.

In acquiring our interests in mining claims and leases, we have entered into agreements, which generally may be canceled at our option. We are required to make minimum rental and option payments in order to maintain our interest in certain claims and leases. We estimate our final 2003 mineral property rental and option payments to be approximately $77,000 of which our portion is estimated to be approximately $52,000. In 2004 we estimate mineral property rental and option payments to be approximately $137,000. If our current joint venture partners elect to continue funding their respective joint ventures, 2004 rental and option payments would be reduced by approximately $79,000.

We charged operations $907,000 during 2002 compared to $1,464,000 during 2001 and $1,182,000 in 2000 for exploration expenditures on mineral properties. The increase in the expenditures in 2001 is related specifically to drilling programs at both the Pedra Branca property in Brazil and the Rincon del Tigre property in Bolivia as well a general expansion of the focus of our exploration activities to include platinum group metals related to Altoro which increased the number and scope of properties to be evaluated and the number and cost of exploration personnel. Exploration charged to operations is exclusive of amounts spent on its properties by third parties.

We have budgeted $120,000 for exploration expenditures, to be charged to operations during 2003, which would be in addition to any expenditures by joint venture partners.

New Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149") to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS 149 has been adopted by Solitario and will be applied prospectively for contracts entered into or modified after June 30, 2003. The adoption of this statement has not had a material effect on Solitario's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150") which clarifies the classification as liabilities for certain financial instruments including equity shares that are mandatorily redeemable, or a financial instrument other than equity shares that has an obligation to repurchase the instrument with equity shares, including a conditional obligation to settle the financial instrument with equity shares. SFAS No. 150 has been adopted by Solitario and is effective for financial instruments entered into after May 31, 2003. The adoption of this statement has not had a material effect on Solitario's consolidated financial position or results of operations.

The Emerging Issues Task Force is in the process of forming a committee to evaluate certain mining industry accounting issues, including issues arising from the implementation of Statement of Financial Accounting Standards No. 141 and Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") to business combinations within the mining industry and accounting for goodwill and other intangibles. Although such committee has not yet been formed, and no formal agenda has been set, the issues related to the business combinations within the mining industry and accounting for goodwill and other intangibles may be addressed along with the related question of whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. While Solitario believes that its accounting for its mineral interests conveyed by leases is in accordance with generally accepted accounting principles, Solitario cannot predict whether the deliberations of this committee will ultimately modify or otherwise result in new accounting standards or interpretations thereof that differ from its current practices.

In December 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 148, ""Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123"" ("SFAS No. 148").  SFAS No. 148 amends Statement of Financial Accounting Standards No. 123, ""Accounting for Stock-Based Compensation"" (SFAS No. 123) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. We will continue to account for stock based compensation using the methods detailed in the stock-based compensation accounting policy.

In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates inconsistencies between the accounting for sale-leaseback transactions and the required accounting for certain lease modifications. This statement requires that gains and losses from debt extinguishment should be classified as extraordinary items only if they meet the criteria of Accounting Principles Board Opinion 30. This Statement also amends existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their meanings under changed conditions. We adopted SFAS 145 as of January 1, 2003. The adoption of this Statement has not had a material effect on our financial position or results of operations.

In June of 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with these activities and generally requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. SFAS does not apply to costs associated with the retirement of long-lived assets covered by FASB Statement No. 143. SFAS 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002.

In June 2001, the FASB issued SFAS No. 143 ""Accounting for Asset Retirement Obligations"". Under SFAS 143, the fair value of a liability for an asset retirement obligation covered under the scope of SFAS 143 would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. We have adopted Statement 143 as of January 1, 2003. The effect to us of adopting this standard is not material.

BUSINESS

General

We operate in one segment, mining geology and exploration. Our operations are currently confined to Peru, Bolivia and Brazil. We have in the past and expect that we will in the future limit our activities to the evaluation and exploration of mining properties in South America. As of November 21, 2003, we had four full-time employees, all located in South America. We extensively utilize contract employees and laborers to assist us in the exploration on most of our projects. Upon the spin-off of our shares and upon the completion of the merger between Crown and Kinross, we anticipate the Management Agreement with Crown will be terminated and the Crown management team will resign their respective positions at Crown and will continue to serve our business on a full time basis, thereby increasing our number of employees. In the event that the Kinross transaction is not completed, we anticipate that we would continue to operate under the Management Agreement with Crown.

In the past, we have received revenues related to interest income on invested cash balances and from the sale of mineral property interests. Revenues from the sale of our mineral property interests have in the past been infrequent and have occurred at irregular intervals. Any revenues from the sale of mineral property interests in the future would also be infrequent and at irregular intervals.

The acquisition, exploration and development of mineral properties require significant expenditures prior to the commencement of production. We have in the past financed our activities through the sale of securities, joint venture arrangements and the sale of mineral property interests. To the extent necessary, we expect to continue to use similar financing techniques. There can be no assurance that such financing will in the future be available to us on acceptable terms, if at all.

Competition and Markets

A large number of companies are engaged in the exploration and development of mineral properties, many of which have substantially greater technical and financial resources than we do. Therefore, we may be at a disadvantage with respect to many of our competitors in the acquisition, exploration and development of mining properties.

Foreign Operations

We have property interests in Peru, Bolivia and Brazil and held property interests in Argentina until March 1998. These countries have, from time to time, experienced periods of political and economic instability. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including nationalization, exchange controls, currency fluctuations, taxation and laws or policies as well as by-laws and policies of the United States affecting foreign trade, investment and taxation. Furthermore, it is particularly important that we maintain good relationships with the governments in the countries in which we operate. We may not be able to maintain such relationships if the governments or policies related to mining in these countries change. Certain other regions in which we may conduct operations have also been subject to political and economic instability, creating uncertainty and the potential for a loss of resources dedicated to these regions.

The marketing of minerals is affected by numerous factors, many of which are beyond our control. Among factors beyond our control are the price of the raw or refined minerals in the marketplace, imports of minerals from other countries, the availability of adequate milling and smelting facilities, the price of fuel, the availability and the cost of labor, and the market price of competitive materials.

Regulatory Environment

The development, production and sale of minerals are subject to federal, state, provincial and local regulation in a variety of ways, including environmental regulation and taxation. These regulations vary depending on the country in which mineral property is held. Generally, federal, state, and local environmental regulations have a significant effect on all companies, including ours, engaged in mining or other extractive activities, particularly with respect to the permitting requirements imposed on such companies, the possibilities of project delays, and the increased expense required to comply with such regulations. We believe we are in substantial compliance with all such regulations in all the jurisdictions in which we operate.

We are subject to income taxes, state and local franchise taxes, personal property taxes, value added taxes, and mineral severance taxes levied by various governmental units in the countries in which we operate. Mineral severance taxes vary between countries and, within a single country, the amount of tax, based on a percentage of the value of the mineral being extracted, varies from mineral to mineral. Our operations may also subject to taxation by each locality in which we own mineral properties or do business.

Mineral Projects

Pedra Branca Platinum Group Metals Project, Brazil

1.  Property Description and Location

We are exploring the Pedra Branca property for platinum and palladium mineralization (platinum group metals, or "PGM"). We hold 65 exploration concessions in Ceara State, Brazil comprising the Pedra Branca Project at October 31, 2003, which totaled approximately 69,244 hectares. Altoro Mineraçcao Ltda., a subsidiary of ours incorporated in Brazil, holds all 65 claims. Altoro signed an agreement in 1999, which was modified in 2000 and 2003, with Eldorado Gold Corporation ("Eldorado") whereby we could have earned a 70% interest in concessions covering approximately 10,000 hectares, by spending $2,000,000 on exploration by August 2003. However, we elected not to complete the earn-in requirement and the Eldorado lease expired without Solitario earning any interest in the leased concessions. In October 2003, we reacquired a 100%-interest in concessions within the previously leased Eldorado area. Eldorado is entitled to a 2% NSR royalty on these reacquired properties.

On January 28, 2003 we entered into an agreement with Anglo Platinum whereby Anglo Platinum may earn a 51% interest in the Pedra Branca Project, by spending $7 million on exploration at Pedra Branca over a four-year period. Anglo Platinum agreed to a minimum expenditure of $500,000 during the first six months of the agreement. Anglo Platinum can earn an additional 9% interest in Pedra Branca (for a total of 60%) by completing a bankable feasibility study. Anglo Platinum can also earn an additional 5% interest in Pedra Branca (for a total of 65%) by arranging for financing to put the project into commercial production. Anglo Platinum has met its minimum required expenditure for the first six months and is currently reviewing the results of the first six month (Phase one) exploration program, before making a decision to fund the second phase of the Pedra Branca Project exploration program. If Anglo Platinum declines to continue, Solitario will retain 100% of the Pedra Branca Project.

Land payments for 2004 are projected to be approximately $37,000. This amount may change due to the reduction or addition of properties, or a change in the currency exchange rate.

The mineral rights held by us within the property are subject to the mining regulations of Brazil. These rights are granted by the Brazilian government and administered by the National Department of Mineral Production ("DNPM") for a period of time, subject to its discretion, generally for an initial period of three years. At its discretion, the DNPM may grant extensions upon the request of the licensee. We must provide the government with work plans and it is subject to yearly inspections by the DNPM for compliance with reported plans and mining and environmental regulations.

Prior to mining on the claims we must reach an agreement with the surface rights owners of the affected land. Additionally, we must pay a royalty to governmental agencies based on the materials produced. This amount is 0.2% of the sales for precious metals excluding gold, which is subject to a 3% royalty.

We currently hold no surface rights to the property but have entered into short-term agreements with the surface rights owners to compensate for exploration activities.

A number of prospects have been located on the property, which have undergone surface, and in some cases, drill exploration. A total of 15 prospects have been located throughout the property with surface showings of significant geochemical values. Drilling has intersected significant mineralization on six of these prospects.

2.  Accessibility, Climate, Local Resources, Infrastructure and Physiology

Access to the property is by paved road from the state capital of Forteleza in Ceara State and by local farm roads. Where necessary, local access is constructed. The largest towns in the immediate vicinity of the project are Pedra Branca and Boa Viagem. A field camp is located at the small community of Capitao Mor. The climate is warm and dry for eight months of the year with a warm wet season prevailing for the remaining four months. Year-round operation can be conducted. The topography is rolling to flat and vegetation is sparse to heavy brush. The elevation in no location exceeds 800 meters.

3.  History

In the 1980''s Rio Tinto Ltd., ("Rio Tinto") and Gencore, Ltd. ("Gencore") performed exploration work on part of the property now operated by us. Both companies did surface exploration and drilling, including 42 diamond drill holes by Rio Tinto and 8 diamond drill holes by Gencore on the former Eldorado lease. In 2000 Altoro acquired the concessions from the government over the property previously held by Rio Tinto. We acquired additional concessions in 2000 and 2001 to cover extensions of the mineralized trend.

Altoro, prior to the Plan of Arrangement with us, conducted surface work and drilled 18 diamond drill holes. Subsequently, Altoro entered into a Joint Venture agreement with Rockwell Ventures, Inc. ("Rockwell") of Vancouver, British Columbia under which Rockwell conducted further surface exploration and drilled an additional 31 holes. Rockwell terminated its agreement with Altoro in June 2001. From July 2001 until January of 2003, we conducted geochemical sampling, geophysical surveys and drilled 54 diamond drill holes. From January through July 2003, Anglo Platinum funded a drilling program that focused on better defining the Esbarro, Curiu and Cedro prospects. A total of 178 core holes have been drilled on the property to date.

4.  Geological Setting

The project lies within an Archean-aged block in the Brazilian shield, which is characterized by amphibolite grade metamorphic rocks of various compositions. The most common rock types in the area are unmineralized intermediate to felsic composition gneisses and granitic intrusive phases.

The PGM mineralization occurs in specific stratigraphic intervals within a segmented mafic-ultramafic layered complex. The mineralized intervals comprise concordant layers, originally of composition varying from peridotite to dunite. These layers contain chromite and/or minor sulfides of iron, copper and/or nickel. The primary silicate ultramafic minerals in the rocks have been variably converted to amphibole, serpentine or talc. A number of separate bodies of the ultramafic phases of the complex have been discovered, some of which contain the PGM-bearing stratigraphic intervals. All of the rocks have been folded and faulted to differing degrees during dynamic metamorphism in the area.

5.  Exploration

Surface exploration conducted, initially by Altoro, and subsequently by Rockwell and then us, consists of:

     Reconnaissance geologic mapping and rock sampling

     Systematic line cutting, soil sampling and geologic mapping of lines

     Ground magnetics

     Stream sediment and panned-concentrate geochemistry

     Diamond drilling of twelve prospect areas

All of the above work has been conducted directly by us, our predecessor or its partners with the exception of diamond drilling which was performed by Boart-Longyear Geoserv do Brasil and Major Drilling. Ground magnetometry was conducted primarily using a Scintrex Portable EnviMag model number 788011 hand-held magnetometer with a base station for recording diurnal corrections.

Soil and rock surveying conducted to date shows that both methods reliably reflect the location of outcropping and subcropping PGM mineralization. Twenty areas with significant soil and/or rock anomalies have been located within the area covered by line gridding. Detailed geologic mapping has been conducted over the majority of these locations to determine the source of anomalous PGM values. Further, basic work of this nature is planned in future programs to more fully determine the potential of the entire property.

The targeted ultramafic rocks are generally more magnetic than the surrounding rocks and magnetometry has been shown to be effective at locating these bodies, though magnetometry and surface geochemical sampling does not determine the PGM content of an ultramafic body with certainty. Additional ground magnetometry is planned to locate potential buried targets and to direct surface exploration techniques to define outcropping and subcropping bodies. Drilling has successfully intersected potentially ore-grade PGM mineralization in several areas.

We believe the data obtained from the above exploration activities to be reliable, however the nature of exploration mineral properties and analysis of geological information is subjective and data and conclusions are subject to uncertainty including invalid data as a result of many reasons, including sample contamination, analysis variation, extrapolation, and the use of geologic and economic assumptions.

6.  Mineralization

The stratigraphic layering of an ultramafic body controls the PGM content of the ultramafic rocks. In many cases the PGM grade is associated with the mineral chromite. In other areas the PGM is more closely related with minor sulfide concentration. However, the presence of either chromite or sulfides within ultramafic rocks does not assure elevated PGM grade.

Within PGM-enriched ultramafics, grade can vary from several hundred parts per billion up to tens of grams per metric tonne ("g/t"). However, using a cutoff grade of 0.7 g/t combined PGM, typical composited grades encountered in drill holes average from one to five g/t. Widths encountered vary from several to tens of meters in interpreted true thickness. In no location has drilling been conducted on spacing of sufficient density to assure the continuity necessary to define reserves. For this reason no representation can be made as to the probability of defining reserves.

7.  Drilling

A total of 178 holes totaling 12,646 meters of core drilling have been completed on the project to date. Of this, 3,217 meters were drilled by Rio Tinto and Gencore for which the core itself is not available, nor are the procedures documented under which the holes were completed.

In the case of holes drilled by Altoro, Rockwell and us, the following procedures were followed. Drill holes were either of NQ (1 and 7/8 inch) or HQ (2 and 1/2 Inch) diameter and were boxed in the field under the supervision of the geologist in charge. With the exception of weathered material near surface, at least 90% of the core had recoveries exceeding 90%. The core was transported to the field camp in sealed core boxes where processing took place under the supervision of the geologist in charge.

Based on drill results to date we believe the prospects Esbarro, Cedro, Curiu, and Santo Amaro North exhibit results warranting further definition drilling of high priority. We are planning on drilling additional targets in future programs.

The Esbarro prospect, with 99 holes, has the largest database of information of the drilled prospects. Drilling was conducted on fences spaced at approximately 50 meters apart and drill holes averaging 50 meters apart. A high percentage of holes have intersected potentially ore-grade material but the spacing of the drill holes is currently insufficient to substantiate the continuity necessary to define a reserve.

The Curiu prospect is the second most detailed prospect drilled to date with 15 holes completed to date. Drilling was conducted on approximately 25-meter spaced centers. A high percentage of the holes intersected potentially ore-grade mineralization often exceeding 3 g/t PGM. Additional drilling is recommended before a reserve can be estimated for this deposit.

The inability to resample the drilling of Rio Tinto core holes has reduced the confidence, which would normally be attributed to these results. However, one twin hole drilled next to a Rio Tinto hole at Esbarro showed excellent reproducibility of results. During the current exploration phase of the program, the Rio Tinto and Gencore results are accepted as accurately representing the sampled interval. However, in order to establish a resource or reserve, additional twin holes and/or infill holes are necessary to provide a degree of confidence commensurate with assignment to these categories.

8.  Sampling and Analysis

Following is a tabulation of samples taken through October 2003, which are assigned a high degree of confidence in relation to location, type and sample procedure.

Sample Type	Number of Samples
Core	6,411
Rock/channel	2,531
Soils	20,640
Stream Sediments	2,531
Panned Concentrates	840

Rock sampling generally employed the use of composite surface samples, which are representative aggregates of available material from an outcrop or sub-cropping body collected on the surface. Selective sampling was occasionally used to identify the geochemical character of a rock not representative of an outcrop. This technique represents a small percentage of the total samples collected. Soil samples were collected of soil horizons thought to be derived from the decomposition of underlying bedrock. Soils were screened to -80 mesh prior to pulverization. Stream sediment geochemistry has been applied to both active wet stream beds and dry stream beds. Panned concentrate sampling of both dry and wet stream beds has been effectively utilized on a regional basis.

No known significant factors relating to sampling, drilling or recovery exist that are thought to have an impact on interpreted results. Core recovery is rarely less than 90%, but such cases are sufficiently uncommon as to not have an adverse effect on the interpretation of results.

Assays results for the Rio Tinto and Gencore core samples cannot be checked, as the core is not available for resampling. For all other samples, assaying for PGM was done by Bondar Clegg Laboratories of Vancouver, British Columbia, Canada. Check assays were performed by Altoro prior to our merger with them, and by Rockwell Ventures. All of our programs have been, and will continue to be conducted under a check assay program in progress with samples sent to a third party laboratory (Lakefield Laboratories).

9. Security of Samples

Core samples are sawn on site into two halves, one submitted to the laboratory and one kept in a secure location on site. The half-core, selected according to geologic criteria or regularly spaced intervals, is sent by land or air to the sample preparation laboratory in Goiania, Brazil operated by Bondar Clegg Laboratories. The samples are sealed on site under the supervision of the geologist in charge and the laboratory is instructed to report any breaks in the seal to the Project Manager. No such security breaches have been noted since Solitario has taken over operation of the project.

10. Mineral Resource and Mineral Reserve Estimations

There are no reported reserves or resources.

11. Mining Operations

There are no current mining operations associated with this project.

12. Exploration and Development

Further exploration is planned in 2004 including additional geophysics, geologic mapping, geochemical sampling and core drilling as warranted by results in hand and resources available.

Triunfo Gold-Silver Property, Bolivia

1.  Property Description and Location

We are exploring the Triunfo property for gold-silver-lead and zinc. The property position consists of three concessions totaling 256 hectares. We announced that an Option to Purchase ("Option") the concessions was signed with private Bolivian individuals ("Vendors") controlling the concessions in August 2003. The option calls for Solitario to spend $2.3 million on exploration and development over a five-year period. The first year work commitment is $100,000 and the second year is $200,000 with escalating commitments thereafter. The vendors may receive payment of up to $185,000 over the first four years, with an option for us to acquire a 100% interest in the property by making a one-time payment of $1.0 million by the fifth anniversary of the signing of the Option. The first $10,000 payment has been made with payments of $15,000, $25,000 and $35,000 due six, twelve and eighteen months from the date of signing. We may elect to terminate the Option at anytime without any additional payment or work commitment obligations due to the Vendor.

2.  Accessibility, Climate, Local Resources, Infrastructure and Physiology

The property is located about 50 kilometers east of the Bolivian capital of La Paz at an elevation of approximately 4,500 meters. Access is gained by a well-maintained gravel road from La Paz. We have completed construction of a 2.5-kilometer road to the property significantly upgrading access.

Climate is typical of the Bolivian altoplano that varies from cool dry weather to sub-freezing days with significant snow and wind. Although located relatively near La Paz, the nearest small village of Tres Rios is situated six-kilometers to the southeast. The surrounding area has high relief and the property is positioned between the mountains of Illimani and Mururata, both over 6,000 meters high. Vegetation is very sparse.

3.  History

Not much is known about the history of mining on the property. During the past ten years, the Vendors excavated a 50-meter long adit to sample a part of the mineralized area. Prior to the Vendors work, it is believed that several other adits were excavated into other parts of the mineralized zone, but these tunnels have subsequently collapsed.

4. Geological Setting

The geology of the Triunfo project consists of Paleozoic-aged interlayered shales, black shales, siltstones and quartzites. These rock formations have been faulted and folded. Two large granitic batholiths occur to the north and south of the property.

5. Exploration

We began surface exploration activities in August 2003, and consequently only a limited amount of surface exploration consisting of detailed geologic mapping and channel sampling has been completed. Mapping has indicated that the main area of interest occurs along an east-west trending anticline with an interpreted steep fault along its axis. To date, geochemical results for 132 rock chip samples have been received. An induced-polarization geophysical survey to further develop drill targets is planned in early 2004.

6. Mineralization

The property hosts a large mineralized area extending for at least 800 meters in length and up to 200 meters in width. Mineralization occurs as a stockwork zone of veining within a sequence of Paleozoic shales, siltstones and quartzites. The veining is generally steeply dipping and trends east-west parallel with the axis of folding. Within the mineralized zone, surface sampling has returned values up to 9.0 g/t gold, averaging slightly over 0.8 g/t gold; silver values up to 242 g/t, averaging about 30 g/t silver; and lead and zinc values averaging 1.0% and 0.5%, respectively.

7. Drilling

No drilling has been conducted on the property.

8. Sampling and Analysis

To date, 132 rock chip samples have been conducted over select parts of the property. The sampling procedure consists of chipping pieces of rock with a hammer from outcropping rock formations over a continuous length of usually five meters. The axis of the five-meter long sample is oriented perpendicular to the trend of veining, wherever possible. The samples are placed in cloth or plastic bags, labeled and sealed, and then sent to ALS Chemex laboratories for analysis.

9. Security of Samples

Surface rock chip samples collected are sealed within a cloth or plastic bag by the geologist and stored in a secure area until shipped to the laboratory via bus transportation.

10. Mineral Resource and Mineral Reserve Estimations

There are no reported reserves or resources.

11. Mining Operations

There are no current mining operations associated with this project.

12. Exploration and Development

Detailed geologic mapping and channel sampling is expected to continue through early November 2003. An induced polarization geophysical survey is planned for 2004. The results of the geologic mapping, geochemical sampling and geophysical survey will be compiled an evaluated to determine the best location for drill testing the property. If we determine that favorable drill targets have been defined by our work, we would then anticipate a drilling campaign in mid-2004. We might also seek a joint venture partner to fund this drilling.

Bongara Zinc Project, Peru

1. Property Description and Location

The Bongara property consists of 10 concessions comprising 6,000 hectares of mineral rights granted to Minera Bongara S.A., a subsidiary of ours incorporated in Peru. The property is located in the Department of Amazonas. All of the claims are owned 100% by us and have no underlying agreements or royalty obligations. According to Peruvian law, concessions may be held indefinitely, subject only to payment of annual fees to the government. Each year a payment of $3.00 per hectare must be made by the last day of June to keep the claims in good standing. Land payments made in 2003 were $21,600 and payments in 2004 are projected to be the same. These payments included $3,600 in penalty charges for one of the concessions.

We have a surface rights agreement with the local community, which controls the surface of the primary area of interest. This agreement provides for an annual payment of $5,000 in return for the right to perform exploration work including road building and drilling.

An environmental permit is required for advanced exploration projects in Peru. The requisite environmental and archeological studies have been completed and the permit has been granted for future exploration activities subject to approval of amendments describing annual planned work.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiology

The Bongara property is accessed by the paved Carretera Marginal road, which provides access from the coastal city of Chiclayo. The area of the majority of past drilling and the most prospective mineralization is currently inaccessible by road, the work to date having been done by either foot or helicopter access.

The climate is tropical jungle and the terrain is mountainous. Seasonal rains hamper exploration work for four to five months of the year by limiting access by road. A small village is located approximately four kilometers from the drilling area. The nearest larger town is Pedro Ruiz, which is a base of operations for the project on the main road. We have located a project office in Pedro Ruiz during exploration activities.

3. History

We discovered the Florida Canyon mineralized zone of the Bongara Project in 1996. Subsequently, we optioned the property in December 1996 to Cominco. Cominco withdrew from the joint venture in February 2001. All of the significant work on the property has been conducted by Cominco and is described below in section 5, Exploration.

4. Geological Setting

The geology of the Bongara area is relatively simple consisting of a sequence of Jurassic and Triassic clastic and carbonate rocks which are gently deformed. The Mississippi Valley type mineralization occurs in the carbonate faces of this sedimentary sequence.

5. Exploration

We conducted a regional stream sediment survey and reconnaissance geological surveys leading to the discovery of the Florida Canyon area. The discovered outcropping mineralization is located in two deeply incised canyons within the limestone stratigraphy.

Subsequent to our initial work, Cominco conducted extensive mapping, soil and rock sampling, stream sediment surveys and drilling. This work was designed to determine the extent and grade of the zinc-lead mineralization and the controls of deposition. All work performed by us or Cominco was done by direct employees of the respective companies with the exception of the drilling which was performed by Bradley Drilling Co.

6. Mineralization

Mineralization occurs as massive to semi-massive replacements of sphalerite and galena localized by specific sedimentary facies within the limestone stratigraphy and by structural feeders and karst breccias. A total of eleven preferred beds for replacement mineralization have been located within the middle unit of the Chambara Formation. Mineralization is associated with the conversion of limestone to dolomite, which creates open spaces within the rock formations, promoting the passage of mineralizing fluids through the rock formations. Karst features are localized along faults, in particular the Sam Fault, which cuts the Chambara formation in a north-northeasterly direction. Mineralized karst structures are up to fifty meters in width. The stratigraphically controlled mineralization is typically several meters in thickness but locally attains thicknesses of eight to ten meters. Thinner intercepts of only a meter may prove to be economic where grades exceed 12%. Generally the stratigraphic mineralization, while thinner, is of higher grade, reaching in excess of 15% zinc in many areas.

The middle unit of the Chambara formation, where mineralized, is commonly dolomitized within the zone of highest sedimentary-induced permeability. Dolomitization reaches stratigraphic thicknesses in excess of 100 meters locally. This alteration is thought to be related to the mineralized event in some cases and is an important exploration tool. Continuity of the mineralization is thought to be demonstrable in areas of highest drilling density by correlation of mineralization within sedimentary facies typical of specific stratigraphic intervals.

7. Drilling

A total of 81 diamond drill holes (HQ and NQ size) have been completed at the Florida Canyon Prospect. These holes vary in depth up to 610 meters. The geologic targets that these holes test are nearly evenly divided between near-vertical karst hosted targets and near-horizontal stratigraphically-controlled mineralization. The mineralized area that has been drilled measures approximately two by two kilometers. All drilling was done by a LF-70 core-drilling rig.

Drilling on stratigraphic targets has shown that certain coarser bioclastic or pseudo-breccia facies of the stratigraphy are hosts for mineralization. Although the mineralization intersected in adjacent holes within the same stratigraphic unit often appears to be continuous, the drill spacing of approximately 100 meters is insufficient to define a reserve or resource in Mississippi Valley type deposits. Typical grade of stratigraphically controlled mineralization is 10-11% zinc using a 5% zinc cutoff grade. Similarly, the drilling on the karst style of mineralization is of insufficient density to define a resource or reserve. Typical grades of karst mineralization using a 5% zinc cutoff are 8-10%.

8. Sampling and Analysis

Rock samples taken were composited from mineralization or alteration within an outcrop. The samples were pulverized and analyzed by Inductively Coupled Plasma (ICP) for a variety of elements including zinc and lead. Soil samples were screened to -80 mesh prior to pulverization and analysis by ICP.

Core samples were transported from the drill by helicopter in sealed boxes to the processing facility in Pedro Ruiz where they were split by a diamond saw. Half of the core was selected according to geologic criteria under the supervision of the geologist in charge and shipped in sealed bags by land to SGS Laboratories in Lima, where all samples were analyzed by ICP. Any samples that contained greater than 1% zinc, were then analyzed by wet chemistry assay for zinc and lead to provide a more accurate analysis of grade.

The following is a summary of samples taken and analyzed according to type within the Florida Canyon area.

Sample Type	Number of Samples
Core	1,970
Rocks	3,326
Stream Sediments	217
Soils	7,733

It was found that ICP systematically underestimated the true grade in high-grade samples in excess of 1% zinc. This systematic error varies according to grade with the higher samples having the largest error. The average error of all reported core results for ICP was approximately 10% below the true grade. All grades reported to the public have been based on assay rather than geochemical techniques in order to represent the most accurate data possible.

9. Security of Samples

As described above the geologist in charge supervised the control of the core sample handling from the drill to the sample preparation facility and in the preparation itself. Sealed containers were used for shipping the samples to the laboratory. No breaches of security of samples are known to have occurred.

10. Mineral Resource and Mineral Reserve Estimations

There are no reported mineral reserves or resources.

11. Mining Operations

No mining operations have occurred on the property.

12. Exploration and Development

The Bongara project is on care and maintenance only until commodity prices for zinc and lead improve.

La Pampa Gold Property, Peru

1. Property Description and Location

The La Pampa property consists of four claims, covering 3,400 hectares located in the Department of Lambayeque in west-central Peru. Minera Solitario Peru S.A., a subsidiary of ours incorporated in Peru, owns the claims. No underlying agreements or royalties exist for these claims. According to Peruvian law concessions may be held indefinitely subject only to payment of annual fees to the government. A payment of $3.00 per hectare must be made by the last day of June to keep the claims in good standing.

In July 2002, we signed an agreement with Bear Creek Mining Company ("Bear Creek") whereby Bear Creek can earn 51% interest in the La Pampa property by expending $4.5 million on exploration of La Pampa over a five-year period. As part of the agreement, Bear Creek will pay all costs to maintain the concessions. As part of the agreement Bear Creek must complete a minimum of 1,000 meters of drilling on the property. Bear Creek may earn an additional 14% interest (for a total of 65%) by completing a bankable feasibility study on the property within two years of earning its 51% interest.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiology

The property is accessed by paved road from the coastal city of Chiclayo. The terrain is flat to rolling and is dry and hot most of the year. Operations can be performed year-round. No towns or infrastructure exist on the property but the small community of Chongoyape is nearby.

3. History

We claimed the property in 1999 and have conducted only surface sampling and geologic mapping on the project.

4. Geological Setting

The rocks in the area belong to the Oyutun volcanics, which are intermediate composition lava and ash flow tuffs. The layers of volcanic rocks are generally only slightly tilted and folded with minor faulting.

5. Exploration

We have collected rock samples on the surface consisting of composite, select and channel samples. Geologic mapping has revealed a large system of hydrothermal alteration contained within certain volcanic units and also along structural features. Bear Creek has conducted approximately 1,100 meters of trenching across the mineralized zone. Geochemical sample results from the trenching program are pending.

6. Mineralization

Gold enrichment occurs in silicic and phyllic alteration types within the volcanic stratigraphy. The gold is associated with small (<1%) concentrations of pyrite, most commonly associated with silica flooding, which comprises more than 90% of the rock. Little silver or other economic elements occur with the gold. Typical gold values within the mineralized zone range from several hundred parts per billion gold up to 10 g/t gold for select samples.

7. Drilling

No drilling has been conducted on the property.

8. Sampling and Analysis

Rock samples were collected as composites of specific rock types or as select samples of quartz-flooded lithologies associated with structures or bedding. In some cases channel samples were taken of structures up to 200 meters in width or of volcanic lithologic units up to 80 meters in thickness. A total of 809 rock and channel samples have been taken to date. Only 11 stream sediment samples have been collected and analyzed. The rocks were shipped to Actlabs preparation laboratory in Lima and the pulp were analyzed in their laboratory in Lancaster, Ontario. No duplicates or replicate analyses have been taken.

9. Security of Samples

The geologist in charge has supervised the collection and shipping of the samples by ground transportation to the sample preparation facility in Lima.

10. Mineral Resource and Mineral Reserve Estimations

No resources or reserves have been delineated on the property.

11. Mining Operations

No mining is conducted on the property.

12. Exploration and Development

Bear Creek Mining is planning to conduct a 1,000-meter core-drilling program starting in early January 2004. If results warrant, Bear Creek anticipates additional follow-up drilling.

Sapalache Gold Project, Peru

1. Property Description and Location

The Sapalache gold project is located in the Department of Piura, Peru near the town of Huancabamba. The project consists of two claims that are held by a third party on behalf of Solitario.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiology

The town of Huancabamba is accessed by paved and unpaved roads from the town of Chiclayo. The area is mountainous varying in altitude from 3,000 to over 4,000 meters. A rainy season of approximately four months hampers exploration and access, but year-round work can be done.

3. History

The claims were staked in 1999 by a third party on behalf of us. No previous work is known to have been done in the area. We have no liabilities for royalties or underlying payments.

4. Geological Setting

The area is underlain by Tertiary volcanic rocks of the Llama Formation, which are gently deformed.

5. Exploration

We have conducted reconnaissance mapping and sampling, primarily during 1999.

In 1999 we entered into an agreement with AngloGold whereby AngloGold could earn 51% of the rights to the claims with an expenditure of $6,000,000. During 2000, AngloGold collected rock samples, conducted geologic mapping and drilled four diamond core holes under this agreement. The results of the drilling were sub-economic, intersecting anomalous gold and locally high grade but thin intervals of greater than 1 g/t. All of the work performed on the property was done directly by AngloGold or us with the exception of diamond drilling which was performed by Esondi S.A. AngloGold terminated the agreement in 2000. Although we have no immediate exploration planned for Sapalache, we are holding this property for potential joint venture in the future.

6. Mineralization

Gold mineralization is found in structures ranging from 1 to 100 meters in width, which have been variably altered to silica and phyllic mineral assemblages. Minor amounts of pyrite are common. Trace amounts of galena have been observed.

7. Drilling

AngloGold drilled four holes ranging from 83 to 164 meters, totaling 601 meters.

8. Sampling and Analysis

Rocks samples were taken as composites of outcrops of silicified volcanics. Core was selectively sampled and split with a core saw and assayed by ALS laboratories for Au and a suite of ICP trace elements. No check assays were done.

Following is a listing of samples taken and analyzed by sample type.

Sample Type	Number of Samples
Rocks	522
Core	510
Soils	229
Stream Sediments	122

9. Security of Samples

The chain of custody procedures for sampling performed by AngloGold are not known.

10. Mineral Resource and Mineral Reserve Estimations

No mineral reserves or resources are reported on the property.

11. Mining Operations

There are no mining operations on the property.

12. Exploration and Development

No exploration is currently planned for the property in 2004. We intend to seek a joint venture partner to fund further exploration on this property.

La Tola Gold Project, Peru

1. Property Description and Location

In October 2003, we acquired the La Tola project to explore for gold and possible silver. The project is located in southern Peru and consists of 11 concessions totaling 9,800 hectares. We own a 100%-interest in the concessions without any underlying owners or royalties. According to Peruvian law claims may be held indefinitely subject only to payment of annual fees to the government. A payment of $3.00 per hectare must be made by the last day of June each year to keep the concessions in good standing. These payments to the government of approximately $26,700 were made in 2003 and an equal amount will be due in 2004 to keep all the concessions in good standing.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiology

The town of Callalli is accessed by approximately 150 kilometers of paved and unpaved roads from the city of Arequipa in southern Peru. The area is situated in the alta plano geomorphic region that consists of gently rolling hills varying in altitude from 3,800 to over 4,800 meters. A rainy season of approximately four months from December through March is relatively mild allowing for year-round work. Vegetation in the area consists of alpine tundra type conditions.

3. History

We staked the 11 concessions in 2003. No previous work is known to have been conducted in the area. We have no obligation for royalties or underlying payments.

4. Geological Setting

The area is underlain by Tertiary volcanic rocks typical of the gold-bearing volcanic field situated throughout the central part of Peru. The area is cut by structure that have undergone hydrothermal alteration, but with very little structural deformation.

5. Exploration

We have conducted reconnaissance rock chip sampling in 2003. Additional rock chip sampling, soil sampling and mapping is currently being conducted. If results warrant, drilling is planned for 2004. Bedrock exposures are quite limited throughout the area.

6. Mineralization

Gold mineralization is found in structures ranging from 1 to several meters in width and in wallrock that has been variably altered to silica, argillic and/or phyllic mineral assemblages. Quartz and barite veining is found variably throughout the area. Gold mineralization has been locally detected over a northeast trending zone that is over eight kilometers long and up to one kilometer in width. Assay results for approximately 100 rock chip samples have been received and show gold values from non-detectible up to 2.5 g/t gold.

7. Drilling

No drilling has been conducted on the property.

8. Sampling and Analysis

Rock samples were collected as composites of specific rock types or as select samples of quartz-flooded lithologies associated with structures or bedding. Approximately 100 rock chip samples have been taken to date. The rocks were shipped to ALS preparation laboratory in Lima and the pulp was analyzed in their laboratory in Vancouver, British Columbia. No duplicates or replicate analyses have been taken.

9. Security of Samples

The geologist in charge has supervised the collection and shipping of the samples by ground transportation to the sample preparation facility in Lima.

10. Mineral Resource and Mineral Reserve Estimations

No resources or reserves have been delineated on the property.

11. Mining Operations

No mining is conducted on the property.

12. Exploration and Development

We plan to continue rock chip sampling and will initiate a soil-sampling program in the near future. If results warrant, a drilling program is planned in 2004.

Legal Proceedings

As of the date of this information statement, we are not a party to, nor are we aware of any pending legal action against our company that would have a material adverse effect on our financial condition.

MANAGEMENT OF SOLITARIO RESOURCES CORPORATION

The executive officers of Crown and Solitario historically have been the same individuals, and we have reimbursed Crown for our share of management costs through the Management Agreement discussed previously. Upon the completion of the sale of Crown to Kinross, it is expected that the Crown management team will resign their respective positions at Crown and will continue to serve our business on a full time basis. At the present time we do not anticipate any significant changes to our executive management team.

The following table sets forth certain information as of the date of this information statement regarding our executive officers and directors. They hold office until their successor has been elected and qualified, or until their death, resignation or removal from office.

Name	Age	Title
Christopher E. Herald	50	President, Chief Executive Officer, and Director
Mark E. Jones III	64	Chairman of the Board and Director
Walter H. Hunt	52	Vice President Operations
James R. Maronick	48	Chief Financial Officer
John Hainey	71	Director
Leonard Harris	76	Director
Daniel Leonard	67	Director

The following biographies describe the business experience of our executive officers and directors:

Mark E. Jones, III (64) has been Chairman of the Board since August 1993. Mr. Jones has also been a Director of Crown since it commenced operations in February 1989. He was Chairman of the Board of Crown from February 1989 to June 2002 when he was appointed Vice-Chairman. He was President of Crown from September 1989 to November 1990. Prior to his association with Crown, Mr. Jones was a founding partner of Jones, Loyd & Webster, Inc., a Houston-based corporate finance and investment banking firm that specialized in oilfield equipment financing. Mr. Jones also serves as Chairman of Jaguar Resources, a gold exploration company based in Houston, Texas. Mr. Jones attended the University of Texas.

Christopher E. Herald (50) has been a Director since August 1992. He has also served as Chief Executive Officer since June 1999 and President since August 1993. Mr. Herald has also served as a Director of Crown since April 1989, as Chief Executive office of Crown since June of 1999, President of Crown since November 1990 and was Executive Vice President of Crown from January 1990 to November 1990. Prior to joining Crown, Mr. Herald was a Senior Geologist with Echo Bay Mines and Anaconda Minerals. Since 1998, Mr. Herald has also served as a Director to TNR Resources, a mineral exploration company located in Vancouver, British Columbia. Mr. Herald received a M.S. in Geology from the Colorado School of Mines and a B.S. in Geology from the University of Notre Dame.

Walter H. Hunt (53) has been Vice President Operations and President South American Operations since June of 1999. He also served as Vice President Peru Operations from July 1994 until June 1999. Mr. Hunt has also been Vice President Operations of Crown since 1994. Mr. Hunt has over 20 years of exploration, development and operational experience with Anaconda Minerals, Noranda and Echo Bay Mines where he served as Superintendent, Technical Services and Chief Geologist at Echo Bay's Kettle River Operations. Mr. Hunt received his M.S. degree in Geology from the Colorado School of Mines and a B.S. degree from Furman University.

James R. Maronick (48) has served as Chief Financial Officer and Chief Financial Officer of Crown since June 1999 and served as Vice President Finance and Secretary/Treasurer and Vice President Finance and Secretary/Treasurer of Crown since September 1997. Prior to that, Mr. Maronick served as Vice President Finance and Secretary/Treasurer of Consolidated Nevada Gold Fields Corporation from November 1994 to September 1997. Mr. Maronick graduated with honors from the University of Notre Dame in 1977 with a BA in accounting and received his Masters degree with highest honors from the University of Denver in 1986.

John Hainey (71) has been a director since 1999. He is an independent financial consultant and spent the last ten years, before his retirement, as a mining analyst in the Canadian investment industry with Dundee Securities Corporation (formerly Eagle & Partners), Yorkton Securities Inc., Loewen, Ondaatje, McCutcheon & Company and Canaccord Capital Corporation. Prior to 1988, Mr. Hainey spent over 30 years working in the mining industry, both in Canada and abroad, which covered engineering, operations, consulting and business development and included 17 years with BP Resources Canada Ltd. Mr. Hainey is a member of the Association of Professional Engineers of Ontario and Saskatchewan and of the Canadian Institute of Mining and Metallurgy. He is also a Chartered Engineer (U.K.) and a Fellow of the Institution of Mining and Metallurgy (U.K.). He holds an A.C.S.M. (Hons.) in Mining Engineering from the Camborne School of Mines in England.

Leonard Harris (76) has been a director since June 1998.  Prior to his retirement from Newmont, Mr. Harris gained over 50 years experience in the mining industry including serving as General Manager of Minera Yanacocha, South American's largest gold mine, and Vice President and General Manager of Newmont Latin America. Mr. Harris has over 20 years experience in managing mining operations in Latin America that include base metal and gold deposits, underground and open pit mines, gold and base metal processing plants and smelting and refining operations.  Mr. Harris currently serves on the boards of Correinte Resources, Inc., Canarc Resources Corp., Cardero Resources Corp., Endeavour Gold Corp., Sulliden Exploration Inc., Alomos Gold, Inc. and Veneroso & Associates.  He is a 1949 graduate metallurgist of The Mount Morgan School of Mines (Australia).

Daniel Leonard (67) has been a director since June 1999. Prior to his retirement in 1999, Mr. Leonard served as Senior Vice President of INVESCO, an international financial services firm, for 24 years where he managed funds including INVESCO's Strategic Growth Portfolio. Before joining INVESCO, Mr. Leonard was associated with Hanover Bank, Central Carolina Bank and Heritage Research Corporation. Mr. Leonard has a B.A. degree from Washington & Lee University and attended the New York University Graduate School of Business.

Board of Directors

The Company's bylaws authorize a board of directors consisting of not less than three, nor more than nine, with the exact number of directors being a number that may be determined from time to time by resolution of our Board of Directors. Our Directors are elected to hold office until the next annual shareholder meeting, until his successor has been elected and qualified, or until his death, resignation or removal.

Committees of the Board of Directors

Our Board of Directors has established an audit committee. Our Board may establish other committees from time to time as deem necessary to facilitate management of our business.

Our audit committee currently consists of Messrs. Hainey, Harris and Leonard, with Mr. Leonard acting as Chairman. The audit committee selects the independent auditors, reviews the plan, scope and results of the annual audit and reviews the controls or our business and financial management policies with our independent auditors. All of the members of our audit committee are non-employee directors. We adopted the Solitario Resources Board of Directors Audit Committee Charter (the "Charter") on October 29, 2003. In accordance with the Charter, our Board of Directors has determined that all current members of the audit committee are independent.

We do not have a formal nominating committee. We operate in a specific segment of mining, exploration and geology, in which our current directors have extensive experience. The board of directors has determined that with the experience of the current directors and our limited resources, it is not in the Company's best interest to expend the resources or time and energy of the board of directors to form a formal nominating committee. If a qualified candidate for director comes to the attention of the board of directors, the entire board will consider such candidate for nomination and such candidate will be nominated for election as a director if such candidate is supported by a majority of the board of directors.

Pursuant to Article II Section 11 of our Bylaws, candidates for election as directors at any meeting of shareholders may be made (a) by, or at the direction of, a majority of the board of directors or (b) by any shareholder entitled to vote at such a meeting. In order to qualify for consideration at a shareholder meeting, shareholder nominations must be in writing addressed to the Secretary of Solitario Resources Corporation not less than 60 days nor more than 90 days prior to the date of a scheduled shareholders' meeting; provided, however, that if less than 70 days notice or prior public disclosure of the scheduled date of such a meeting is given or made, notice of a shareholder nomination must be delivered or received not later than the close of business on the 10th day following the earlier of the day on which such notice of the date of the scheduled meeting was mailed or the day on which such public disclosure was made.

Such shareholder's notice shall set forth (a) as to each person whom the shareholder proposes to nominate for election or re-election as a director and as to the shareholder giving the notice (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of stock of the Company which are beneficially owned by such person of the date of such shareholder notice and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies with respect to nominees for election as directors, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and (b) as to the shareholder giving the notice (i) the name and address, as they appear on the Company's books, of such shareholder and any other shareholders known by such shareholder to be supporting such nominees and (ii) the class and number of shares of stock of the Company which are beneficially owned by such shareholder on the date of such shareholder notice and by any other shareholders known by such shareholder to be supporting such nominees on the date of such shareholder notice.

The board of directors may reject any shareholder nomination not timely made in accordance with the requirements of Article II Section 11 of Solitario's Bylaws. Furthermore, if the board of directors determines that the information provided in a shareholder's notice does not satisfy the informational requirements of Article II Section 11 of the Bylaws in any material respect, the Secretary will promptly notify such shareholder of the deficiency in the notice. The shareholder will then have an opportunity to cure the deficiency by providing additional information to the Secretary within such period of time, not to exceed 5 days from the date such deficiency notice is given to the shareholder, as the board of directors shall reasonably determine. If the deficiency is not cured within such time period, or if the board of directors reasonably determines that the additional information provided by the shareholder, together with information previously provided, does not satisfy the requirements of Article II Section 11 of the Company's Bylaws in any material respect, then the board of directors may reject such shareholder's nomination. The Secretary of the Company shall notify a shareholder in writing whether his or her nomination has been made in accordance with the time and information requirements of the Company's Bylaws. Notwithstanding the procedure set forth above, if the board of directors does not make a determination as to the validity of any shareholder nominations, the presiding officer of the meeting of the shareholders shall determine and declare at the meeting whether a nomination was made in accordance with the terms of the Company's Bylaws and shall accept or reject the nomination accordingly.

Compensation

Compensation of Directors

Other than options granted pursuant to the Solitario Resources Corporation's 1994 Stock Option Plan (the "Plan"), our Directors have not been compensated in their capacities as Directors for us during the most recently completed fiscal year.

The following table sets forth stock options granted during the most recently completed fiscal year to each of the Directors. Options granted to Directors are not subject to vesting provisions.

Name	Securities under options granted (#)	Exercise or base price ($/Security)	Market value of securities underlying the options on the date of grant ($/Security)	Expiration Date
John Hainey	80,000	Cdn$0.73	Cdn$0.73	07-Mar-2007
Leonard Harris	80,000	Cdn$0.73	Cdn$0.73	07-Mar-2007
Christopher E. Herald	185,000	Cdn$0.73	Cdn$0.73	07-Mar-2007
Mark E. Jones, III	185,000	Cdn$0.73	Cdn$0.73	07-Mar-2007
Daniel B. Leonard	80,000	Cdn$0.73	Cdn$0.73	07-Mar-2007

Executive Compensation

Our current policy is to pay no cash compensation to our executive officers for their services to us. Our executive officers have been paid by Crown, whose subsidiary, CRCC is reimbursed pursuant to the Management Agreement between CRCC and us. Subsequent to the spin-off, and assuming the completion of the acquisition of Crown by Kinross, we anticipate that we will terminate the Management Agreement and offer our executive officers compensation packages similar to those currently in effect with Crown. The following table summarizes the compensation paid by Crown to our executive officers for the year ended December 31, 2002.

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation
Christopher E. Herald, CEO	2002	$145,000	$14,000	$8,000
Mark Jones, Vice Chairman	2002	$ 98,000	$ 5,000	$7,000
James R. Maronick, CFO	2002	$100,000	$ 5,000	$7,000
Walter W. Hunt, VP Operations	2002	$ 88,000	$ 4,000	$6,000

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Awards Securities Under Options/ SAR''s Granted (#)	Payouts Restricted Shares or Restricted Share Units ($)	All LTIP Payouts ($)	All Other Compensation
Christopher E. Herald, CEO	2002	NONE	NONE	NONE	185,000	NONE	NONE	NONE
	2001	NONE	NONE	NONE	160,000	NONE	NONE	NONE
	2000	NONE	NONE	NONE	213,000	NONE	NONE	NONE

Option Grants during the Most Recently Completed Fiscal Year

The following table sets forth stock options granted during the most recently completed fiscal year to our Chief Executive Officer.
Name	Securities under options granted (#)	% of total options granted to employees in fiscal year	Exercise or base price ($/security)	Expiration date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term
					5%	10%
Christopher E. Herald, CEO	185,000	16.2%	Cdn$0.73	March 7, 2007	Cdn$37,000	Cdn$82,000

Aggregated Option Exercises during the Most Recently Completed Fiscal and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed fiscal year by our Chief Executive Officer and the financial year-end value of unexercised options on an aggregated basis.
Name	Securities Acquired on exercise (#)	Value realized ($)	Unexercised options at fiscal year-end (#) Exercisable / Unexercisable	Value of unexercised in-the-money options at fiscal year-end (Cdn$) Exercisable / Unexercisable
Christopher E. Herald	N/A	N/A	558,000 / 0	0 / 0

Management Contracts

Currently, all members of our executive management have contracts with Crown. We have no contracts with any members of our executive management

Indemnification of Directors

Our Articles of Incorporation authorize our Board of Directors to the fullest extent permitted by Colorado law as now or hereafter in effect, to indemnify any Director of Solitario. The Board of Directors shall be entitled to determine the terms of such indemnification, including advance of expenses, and to give effect thereto through the adoption of Bylaws, approval of agreements, or by any other manner approved by the Board of Directors. Any amendment to or repeal of the authorization of indemnification contained in our Articles of Incorporation shall not adversely affect any right of a Director of Solitario thereunder with respect to any right to indemnification that arises prior to such amendment

PRINCIPAL STOCKHOLDERS

To our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than five percent of our issued and outstanding common stock with the exception of CRCC, which directly owns 9,633,585 shares, representing 38.7 percent of our issued and outstanding common stock. Effective with the spin-off, other than the Retained Shares, these shares will be distributed proportionally to Crown's shareholders.

The following table sets forth, as of December 9, 2003, the beneficial ownership of our outstanding common stock by each of shareholders owning more than five percent, our Directors, each named executive officer and all of our executive officers as a group. Unless otherwise indicated, the persons listed in the table below have sole voting and investment powers with respect to the shares indicated.

	Prior to Spin-off		Subsequent to Spin-off
Name of Beneficial Owner	Amount and Nature of beneficial Ownership	Percent of Class	Amount and Nature of beneficial Ownership(15)	Percent of Class (15)
John Hainey, Director	220,000(4)	*	220,000(4)	*
Leonard Harris, Director	256,000(3)	1.0%	256,000(3)	1.1%
Christopher E. Herald, CEO and Director	558,000(1)	2.2%	744,859(8)	3.1%
Daniel Leonard, Director	210,000(4)	*	210,000(4)	*
Mark E. Jones, III, Director	548,000(2)	2.2%	584,855(10)	2.4%
James R. Maronick, CFO	414,000(5)	1.6%	526,076(9)	2.2%
Walter H. Hunt, VP Operations	428,000(6)	1.7%	533,300(11)	2.2%
All directors and executive officers as a group	2,634,000(7)	9.6%	3,075,090(12)	11.7%
Crown Resources Corporation 4251 Kipling St., Suite 390 Wheat Ridge, CO 80033	9,633,585	38.7%	--	*
Sprott Securities, Inc Suite 3450 South Tower Royal Bank Plaza Toronto, ON M5J 2J2	3,871,000	15.5%	3,871,000	16.4%
Zoloto Investors, LP 14701 St. Mary's Lane, suite 800 Houston, TX 77079	-	*	2,214,728(13)	9.4%
Steven A. Webster 14701 St. Mary's Lane, Suite 800 Houston, TX 77079	-	*	2,294.049(14)	9.7%

*     Indicates holdings of less than 1%.

(1)     Includes 558,000 shares that he has the right to acquire under options granted pursuant to the Plan.

(2)     Includes 548,000 shares that he has the right to acquire under options granted pursuant to the Plan.

(3)     Includes 246,000 shares that he has the right to acquire under options granted pursuant to the Plan.

(4)     Includes 210,000 shares that he has the right to acquire under options granted pursuant to the Plan.

(5)     Includes 414,000 shares that he has the right to acquire under options granted pursuant to the Plan.

(6)     Includes 428,000 shares that he has the right to acquire under options granted pursuant to the Plan.

(7)     Includes the right to acquire 2,614,000 shares under options granted pursuant to the Plan.

(8)     Includes (1) above and 179,010 of our shares from 850,000 Crown shares that he has the right to acquire under options granted pursuant to Crown's 2002 option plan and 7,849 of our shares from 37,268 Crown shares he owns.

(9)     Includes (5) above and 111,618 of our shares from 530,000 Crown shares that he has the right to acquire under options granted pursuant to Crown's 2002 option Plan and 458 of our shares from 2,177 shares of Crown he owns.

(10)    Includes (2) above and 36,855 of our shares from 175,000 Crown shares that he has the right to acquire under options granted pursuant to Crown's 2002 option Plan.

(11)    Includes (6) above and 105,300 of our shares from 500,000 Crown shares that he has the right to acquire under options granted pursuant to Crown's 2002 option Plan.

(12)    Includes (7) above and 432,783 of our shares from 2,055,000 Crown shares granted pursuant to Crown's 2002 option plan and 8,307 of our shares from 39,445 Crown shares owned.

(13)     Includes 2,214,728 of our shares from 768,375 Crown shares owned and from assumed conversion of Crown debt into 5,714,286 Crown shares and the assumed exercise of 5,714,286 Crown warrants on a cashless basis at the market price of Crown common stock on December 9, 2003, of $2.55 per share for 4,033,614 Crown shares.

(14)     Includes 47,385 of our shares from 225,000 Crown shares that he has the right to acquire under options granted pursuant to Crown's 2002 option plan and 31,937 of our shares from 151,647 shares of Crown he owns and 2,214,728 shares beneficially owned by Zoloto, of which Mr. Webster is the sole member of the general partner.

(15)     Assumes the conversion of all Crown convertible debt, the exercise of all Crown warrants on a cashless basis at the market price of Crown common stock on December 9, 2003, of $2.55 per share, and the retirement of our shares received by us in the spin-off.

Changes in Control

Crown (through its wholly-owned subsidiary, CRCC) will no longer own 38.7% of our outstanding common stock after completion of the spin-off. If the Kinross merger is completed as planned, Steven Webster, primarily through his deemed ownership of our shares held by Zoloto, will own 9.9% of our outstanding shares. We do not anticipate any other holders, including Sprott Securities Inc., will exercise any significant control over us after the spin-off and completion of the Kinross merger.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 9, 2003 there were 24,907,134 outstanding shares of common stock and no shares of preferred stock issued and outstanding. Below is a summary description of the material provisions of our capital stock:

COMMON STOCK

We are authorized to issue 50,000,000 shares of common stock. All the issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holders of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all shareholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to our offerings of shares of our common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefore. It is our present intention to retain earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

PREFERRED STOCK

Pursuant to our Articles of Incorporation, our Board is authorized to issue, without any action on the part of our shareholders, up to 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares have been designated or issued. The Board has authority to divide the blank check preferred stock into one or more series and has broad authority to fix and determine the relative rights and preferences, including the voting rights of the shares of each series. The preferred stock could be used as a method of discouraging, delaying or preventing a change in control of the Company or be used to resist takeover offers opposed by the management. For instance, the Board could create impediments to or frustrate persons seeking to take us over or otherwise gain control of us by causing shares of preferred stock with voting or conversion rights to be issued to a holder or holders who might side with the Board in opposing a takeover bid that the Board determines not to be in our best interest. In addition, our ability to issue shares of preferred stock with voting or conversion rights might be considered a threat to dilute the stock ownership that might be acquired by a person or entity that might consider making a takeover bid. We have no plans at this time to issue any shares of preferred stock, and have no knowledge of any person or entity considering a takeover bid.

TRANSFER AGENT

The Transfer Agent and Registrar for all the outstanding stock of the Company is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, telephone (800) 564-6253.

EXCHANGE

Currently our shares are listed on the Toronto Stock Exchange under the symbol SLR. There is no current trading market for our stock in the United States. After the spin-off, we anticipate that our stock will also be traded in the United States on the OTC Bulletin Board.

INDEX TO SOLITARIO RESOURCE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders

  of Solitario Resources Corporation

Wheat Ridge, Colorado

We have audited the consolidated balance sheets of Solitario Resources Corporation and subsidiaries (Solitario) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders'' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Solitario''s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Solitario as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the consolidated balance sheet at December 31, 2002 includes land and leasehold costs of $3,743,000. Note 1 to the consolidated financial statements emphasizes that the recovery of these costs is ultimately dependent upon the development of economically recoverable ore reserves, the ability of Solitario to obtain the necessary permits and financing to successfully place the properties into production, and upon future profitable operations.

Deloitte & Touche LLP

Denver, Colorado

March 24, 2003

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars,	December 31,	December 31,
except per share amounts)	2002	2001
Assets
Current assets:
Cash and cash equivalents	$1,405	$2,723
Note receivable	111	108
Investments in marketable equity securities, at fair value	409	268
Prepaid expenses and other	27	69
Total current assets	1,952	3,168

Mineral properties, net	3,743	3,693
Note receivable from Crown, net of discount	915	893
Other assets	293	349
	$6,903	$8,103

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 26	$44
Due to Crown	73	62
Total current liabilities	99	106

Commitments and contingencies (Notes 2, 4, and 7)

Stockholders' equity:
Preferred stock, $0.01 par value, authorized 10,000,000 (none issued and outstanding December 31, 2002 and 2001)	-	-
Common stock, $0.01 par value, authorized, 50,000,000 (23,407,134 issued and outstanding at December 31, 2002 and 2001)	234	234
Additional paid-in capital	21,189	21,189
Accumulated deficit	(14,837)	(13,167)
Accumulated other comprehensive income (loss)	218	(259)
	6,804	7,997
Total liabilities and stockholders' equity	$ 6,903	$ 8,103

See Notes to Consolidated Financial Statements

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars	Years ended December 31,
except per share amounts)	2002	2001	2000

Revenues:
Mineral property option proceeds	$ -	$ -	$ 100
Gain on sale of assets	-	-	5,811
Interest income	137	236	360
	137	236	6,271

Costs and expenses:
Exploration expense	907	1,464	1,182
Depreciation, depletion and amortization	40	49	18
General and administrative	372	511	372
Management fees	449	590	414
Asset write-downs	-	1,274	-
Loss on sale of assets	39	-	-
Other (net)	-	5	-
	1,807	3,893	1,986

Net loss	$(1,670)	$(3,657)	$4,285

Earnings (loss) per common share: Basic Diluted	$(0.07) $(0.07)	$(0.16) $(0.16)	$0.24 $0.23
Weighted average shares outstanding: Basic Diluted	23,407 23,407	23,387 23,387	18,163 18,350

See Notes to Consolidated Financial Statements

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'' EQUITY
(in thousands of					Accumulated
U.S. dollars,			Additional		Other
except per share	Common Stock		Paid-in	Accumulated	Comprehensive
Amounts)	Shares	Amount	Capital	Deficit	Income (loss)	Total

Balance at January 1, 2000	16,854,521	$169	$16,507	$(13,795)	$(131)	$2,750
Comprehensive income (loss):
Shares issued:
Acquisition of Altoro	6,228,894	62	4,464	-	-	4,526
Exercise of warrants	261,232	3	176	-	-	179
Comprehensive income (loss):
Net income	-	-	-	4,285	-	4,285
Net unrealized gain on marketable equity securities	-	-	-	-	69	69
Comprehensive income	-	-	-	-	-	4,354

Balance at December 31, 2000	23,344,647	234	21,147	(9,510)	(62)	11,809
Shares issued:
For mineral property	62,487	-	42	-	-	42
Comprehensive loss:
Net loss	-	-	-	(3,657)	-	(3,657)
Net unrealized loss on marketable equity securities	-	-	-	-	(197)	(197)
Comprehensive income	-	-	-	-	-	(3,854)

Balance at December 31, 2001	23,407,134	234	21,189	(13,167)	(259)	7,997
Net loss	-	-	-	(1,670)	-	(1,670)
Net unrealized gain on marketable equity securities	-	-	-	-	477	477
Comprehensive income	-	-	-	-	-	(1,193)

Balance at December 31, 2002	23,407,134	$234	$21,189	$(14,837)	$ 218	$6,804

See Notes to Consolidated Financial Statements.

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)	Years Ended December 31,
	2002	2001	2000
Operating activities:
Net income (loss)	$(1,670)	$(3,657)	$4,285
Adjustments:
Depreciation, depletion and amortization	40	49	18
Asset write-downs	-	1,274	-
(Gain) loss on asset sales	39	-	(5,811)
Interest income received in stock	(74)	-	-
Other	-	2	99
Changes in operating assets and liabilities, excluding effects of acquisition:
Prepaid expenses and other current assets	18	(38)	(77)
Accounts payable	(18)	(26)	(73)
Due to CRCC	11	(19)	42
Net cash used in operating activities	(1,654)	(2,415)	(1,517)

Investing activities:
Payments for acquisition, net of cash acquired	-	-	(374)
Investment in Crown promissory notes and warrants	-	(1,000)	-
Additions to mineral properties and other	(50)	(52)	(55)
Proceeds from asset and mineral property sales	407	13	5,715
Proceeds from note receivable	109	106	-
Purchase of securities	(130)	(200)	-
Other assets	-	(63)	-
Net cash provided by (used in) investing activities	336	(1,196)	5,286

Financing activities:
Issuance of common stock	-	-	179
Net cash provided by financing activities	-	-	179

Net increase (decrease) in cash and cash equivalents	(1,318)	(3,611)	3,948
Cash and cash equivalents, beginning of year	2,723	6,334	2,386
Cash and cash equivalents, end of year	$ 1,405	$2,723	$6,334

Supplemental disclosure of cash flow information:
Issuance of stock for property acquisitions	-	42	4,705

See Notes to Consolidated Financial Statements

SOLITARIO RESOURCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Summary of Significant Accounting Policies:

    Business and company formation

          Solitario Resources Corporation ("Solitario") engages principally in the acquisition, exploration, and development of mineral properties. Solitario's mineral properties are located in Brazil and Peru. Solitario was incorporated in the state of Colorado on November 15, 1984 as a wholly owned subsidiary of Crown Resource Corp. of Colorado ("CRCC"). In October 2000 Solitario completed a Plan of Arrangement ("the Plan") whereby Solitario issued 6,228,894 shares of its common stock to the shareholders of Altoro in exchange for 100% of the outstanding shares of Altoro. Primarily as a result of the issuance of shares in connection with the Plan, CRCC's ownership of Solitario's shares was reduced from 57.3% (just prior to the transaction) to 41.2% as of December 31, 2002. See Note 9.

    Financial reporting

          The consolidated financial statements include the accounts of Solitario and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and are expressed in U.S. dollars.

          In performing its activities, Solitario has incurred certain costs for land and leasehold interests. The recovery of these costs is ultimately dependent upon the development of economically recoverable ore reserves, the ability of Solitario to obtain the necessary permits and financing to successfully place the properties into production, and upon future profitable operations, none of which is assured.

    Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

   Cash equivalents

          Cash equivalents include investment in highly-liquid debt securities with original maturities of three months or less when purchased.

    Note receivable

          Note receivable consists of $200,000, plus interest, held by Newmont Mining Company and due Solitario in two annual payments, pending the release of certain contingent liabilities, see Note 2. The long-term portion of the note receivable, of $100,000, plus interest, is included in other assets.

    Mineral properties

          Land and leasehold costs are capitalized in cost centers and will be depleted on the basis of economic reserves using the units-of-production method. If there are insufficient economic reserves to use as a basis for depleting such costs, a mineral property write-off will be made in the period in which the determination is made.

          Solitario records the proceeds from the sale of property interests to joint ventures as a reduction of the related property's capitalized cost. Proceeds that exceed the capitalized cost of property are recognized as revenue over the period that the joint venture remains active as a result of the payment. When such proceeds are associated with properties subject to a joint venture, they are recorded as revenue in accordance with the terms of the joint venture and the transfer of the property interest to the joint venture partner during the term of the joint venture.

          Solitario expenses all exploration costs incurred on properties other than acquisition costs prior to the establishment of proven and probable reserves. Solitario regularly performs evaluations of its assets to assess the recoverability of its investments in these assets. All long-lived assets are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable utilizing established guidelines based upon discounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

          Write-downs relating to mineral properties were to $1,274,000 in 2001. There were no mineral property write-downs in 2002 or 2000. The write-down for 2001 related to the Rincon del Tigre Property located in Bolivia and the Tocantinzinho property located in Brazil. At December 31, 2002 and 2001, Solitario's capitalized costs of $3,743,000 and $3,693,000, respectfully, related to the land, leasehold and acquisition costs, as Solitario has not yet identified any proven and probable reserves on its mineral properties. The recoverability of these costs is dependent on, among other things, the successful identification of proven and probable reserves, and permitting and development of the properties.

    Marketable equity securities

          Solitario''s equity securities are classified as available-for-sale and are carried at fair value, which is based upon market quotes of the underlying securities. The cost of marketable equity securities sold is determined by the specific identification method. Changes in market value are recorded in other comprehensive income (loss) component of Stockholders' Equity, unless a decline in market value is considered other than temporary, which is recognized as a loss in the Statement of Operations.

    Foreign exchange

          The United States dollar is the functional currency for all of Solitario's foreign subsidiaries. Although Solitario's exploration activities have been conducted primarily in Brazil, Bolivia and Peru, substantially all of the land, leasehold, and exploration agreements of Solitario are denominated in United States dollars. Solitario expects that a significant portion of its required and discretionary expenditures in the foreseeable future will also be denominated in United States dollars. Foreign currency gains and losses are included in the results of operations in the period in which they occur.

    Income taxes

          Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income and income taxes, respectively. A valuation allowance is provided, if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

    Earnings per share

          The calculation of basic earnings per share, "Earnings Per Share", is based on the weighted average number of common shares outstanding during the years ended December 31, 2002, 2001 and 2000. The calculation of diluted earnings per share includes the effect of common stock equivalents, which include employee stock options and warrants, unless inclusion would be anti-dilutive. The potentially dilutive securities, stock options, were 3,372,000, 2,282,000 and 1,615,000 at December 31, 2002, 2001 and 2000, respectively. Diluted earnings per share for the year ended December 31, 2000 included the effect of stock options that are dilutive. The proceeds from the issuance of shares are assumed to be used to purchase common stock in accordance with the treasury stock method. Weighted average number of shares outstanding increased from 18,162,549 to 18,350,069 as a result of the assumption of the exercise of options, which are dilutive common stock equivalents. There was no change to the income available to common shareholders as a result of the assumption of conversion of dilutive common stock equivalents. The effects of these securities are not included in the computation of diluted earnings per share in 2002 or 2001 as their inclusion would be anti-dilutive.

    Employee stock compensation plans

          Solitario follows Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Under Solitario's stock option plans, the exercise price of stock options issued to employees equals the market price of the stock on the measurement date. As a result of repricing of its options in 1999, Solitario accounts for all grants which have been repriced as variable awards and records increases and decreases in compensation expense during the period based upon changes in the market price of Solitario's stock as required by APB 25.

          Pro forma information has been computed as if Solitario had accounted for its stock options under the fair value method of SFAS No. 123. The fair values of these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2002, 2001 and 2000, respectively: risk-free interest rate of 4.34%, 4.74% and 6.10%; dividend yield of 0 percent; volatility factor of the expected market price of Solitario's common stock of 60%, 65% and 65%; and a weighted average expected life of the options of 4.3 years, 4.4 years and 4.0 years. The weighted average fair value of the options granted is estimated at $0.25, $0.34 and $0.48 per share in 2002, 2001 and 2000, respectively.

          Had Solitario accounted for its stock options under the fair value method of SFAS No. 123, the following results would have been reported:
(in thousands, except per share amounts)	2002	2001	2000
Net income (loss), as reported	$(1,670)	$(3,659)	$4,285
Deduct total stock-based compensation expense determined under fair value based method for all rewards	232	325	21
Pro forma net income (loss)	$(1,902)	$(3,984)	$4,264
Earnings per share:
Basic as reported	$ (0.07)	$ (0.16)	$ 0.24
Basic pro forma	$ (0.08)	$ (0.17)	$ 0.24
Diluted as reported	$ (0.07)	$ (0.16)	$ 0.23
Diluted pro forma	$ (0.08)	$ (0.17)	$ 0.23

    Segment reporting

          Solitario operates in one segment, minerals exploration. All of Solitario's operations are located in South America as further described in note 2 to these financial statements. Solitario's United States assets consist primarily of cash and cash equivalents at December 31, 2002 of $1,385,000. Solitario conducts certain administrative functions in the United States. Solitario holds certain Canadian and South American assets through its Canadian wholly owned subsidiary, Altoro.

    New accounting pronouncements

          In December 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 148, ""Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123"" ("SFAS No. 148").  SFAS No. 148 amends Statement of Financial Accounting Standards No. 123, ""Accounting for Stock-Based Compensation"" (SFAS No. 123) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. Solitario will continue to account for stock based compensation using the methods detailed in the stock-based compensation accounting policy.

          In April 2002, the FASB issued SFAS No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates inconsistencies between the accounting for sale-leaseback transactions and the required accounting for certain lease modifications. This statement requires that gains and losses from debt extinguishment should be classified as extraordinary items only if they meet the criteria of Accounting Principles Board Opinion 30. This Statement also amends existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their meanings under changed conditions. Solitario has adopted SFAS 145 as of January 1, 2003. The adoption of this Statement has not had a material effect on its financial position or results of operations.

          In June of 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with these activities and generally requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. SFAS does not apply to costs associated with the retirement of long-lived assets covered by FASB Statement No. 143. SFAS 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002.

          In June 2001, the FASB issued SFAS No. 143 ""Accounting for Asset Retirement Obligations"". Under SFAS 143, the fair value of a liability for an asset retirement obligation covered under the scope of SFAS 143 would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. Solitario has adopted Statement 143 as of January 1, 2003. The effect to Solitario of adopting this standard is not material.

2. Mineral Properties:

    Peru

          Solitario holds exploration concessions or has filed applications for concessions covering approximately 26,000 acres in Peru. These applications are subject to normal administrative approvals and the properties are subject to an annual rental of $3.00 per hectare (approximately 2.477 acres per hectare) in June of each year.

    Bongara

          Solitario acquired the initial Bongara exploration concessions in 1993. The current landholdings consist of concessions covering approximately 16,000 acres in northern Peru (the "Bongara project").

          In December 1996, Solitario signed an agreement regarding the Bongara project with a subsidiary of Cominco Ltd. ("Cominco") of Vancouver, B.C., Canada. After a modification signed in 1999, Cominco had the right to earn a 65% interest in the Bongara project by spending a minimum of $17,000,000 over a five-year period. Cominco paid Solitario $118,000, including value added taxes of 18%, in January 2000. In February 2001 Cominco terminated their option to acquire an interest in the Bongara project. Solitario currently holds 100% interest in the property and may seek a new joint venture partner to explore and develop this property.

    Yanacocha

          On April 26, 2000 Solitario completed a transaction with an affiliate of Newmont Mining Corporation ("Newmont") and sold its interest in its Yanacocha property for $6 million and a sliding scale net smelter return royalty ("NSR") that varies with the price of gold. Newmont retained $400,000 of the $6 million purchase price to be paid in four annual installments plus interest pending release of certain contingent liabilities. Solitario received the first two payments of $109,000 and $106,000 (including interest) in April 2002 and 2001, respectively. Solitario recorded a gain on the sale of the Yanacocha property of $5.8 million during the second quarter of 2000. The NSR royalty applies to exploration concessions covering approximately 150,000 acres.

    La Pampa

          Solitario holds concessions comprising approximately 4,700 acres on the La Pampa exploration property. In July 2002, Solitario signed an agreement with Bear Creek Mining Company ("Bear Creek") whereby Bear Creek can earn 51% interest in the La Pampa property by expending $4.5 million on exploration of La Pampa over a five-year period. As part of the agreement, Bear Creek will pay all costs to maintain the concessions. As part of the agreement Bear Creek must complete a minimum of 1,000 meters of drilling on the property. Bear Creek may earn an additional 14% interest (for a total of 65%) by completing a bankable feasibility study on the property within two years of earning its 51% interest.

Other Peruvian properties

          Solitario holds concessions comprising approximately 4,400 acres on the Sapalache exploration property. Solitario will conduct limited exploration activities while it seeks a joint venture partners to explore and develop this property.

    Brazil

    Pedra Branca

          Solitario acquired the Pedra Branca platinum-palladium (PGM) Project located in Ceara State, Brazil, as part of the Altoro acquisition in October 2000. Altoro signed an agreement in May of 1999 with Eldorado Gold Corporation ("Eldorado") whereby Solitario can earn a 70% interest in concessions covering approximately 24,000 acres, by spending $2 million on exploration over three years. Solitario can earn an additional 20% (90% total) by spending an extra $1 million within five years of the signature date. Should Eldorado be diluted to 10% this interest converts to a 2% NSR. Additionally, Solitario controls concessions in its own name covering approximately 185,000 acres for a total of 209,000 acres at the Pedra Branca Project.

          In February 2000, Altoro signed a letter of intent, which was subsequently assigned to Rockwell Ventures, Inc., of Vancouver, Canada ("Rockwell"), granting Rockwell an option to earn a 60% interest in Altoro's share of the Pedra Branca Project. Under the terms of the agreement, Rockwell was required to spend $7 million on exploration within four years from July 2000, with a minimum expenditure of $1 million during the first year. In addition, Rockwell issued to Solitario a total of 125,433 shares and $50,000 in cash in May 2000 upon regulatory approval of the agreement. In June of 2001, Rockwell terminated its option under the agreement. At December 31, 2002, Solitario owns 100% of the Pedra Branca project subject to the Eldorado Lease discussed above.

          On January 28, 2003 Solitario entered into an agreement with Anglo Platinum whereby Anglo Platinum may earn a 51% interest in the Pedra Branca Project, by spending $7 million on exploration at Pedra Branca over a four-year period. Anglo Platinum agreed to a minimum expenditure of $500,000 during the first six months of the agreement. Anglo Platinum can earn an additional 9% interest in Pedra Branca (for a total of 60%) by completing a bankable feasibility study. Anglo Platinum can also earn an additional 5% interest in Pedra Branca (for a total of 65%) by arranging for financing to put the project into commercial production.

          In October 2000, we recorded $3,627,000 in mineral property additions for the Pedra Branca project in connection with the acquisition of Altoro.

    Tocantinzinho

          In November 1998 Altoro entered into an option agreement (subsequently modified) to acquire a 100% interest in the Tocantinzinho gold property in Brazil. The agreement covered concessions for approximately 10,000 acres located in the Para State in Brazil. Solitario terminated the agreement in December of 2001 and recorded a property-write down of $639,000.

    Bolivia

    Rincon del Tigre

          Since April 1999 Altoro entered into a series of agreements that allow Solitario to earn a 100% interest in concessions covering 127,000 acres at the Rincon del Tigre PGM property located in Santa Cruz State, Bolivia. The agreements required Solitario to spend $3.15 million on exploration over six years and to issue 800,000 shares of Altoro, 100,000 shares of which were issued in 1999 and 2000. The remaining 700,000 shares of Altoro were to be issued as 233,333 shares of Solitario. Solitario issued 70,834 shares under these agreements during 2001. In December 2001, Solitario terminated these agreements, made a cash payment to the owner of the Rincon del Tigre concessions of $35,000 and recorded a mineral property write-down of $636,000. Solitario's remaining share payment requirements were canceled upon termination.

    Land and leasehold and exploration costs

          Mineral property costs for all Solitario's properties are comprised of land and leasehold costs at December 31, 2002 and 2001. The following items comprised the additions to exploration costs:

Exploration Expense

(in thousands)	2002	2001	2000
Geologic, drilling and assay	$335	$707	$284
Field expenses	164	243	394
Administrative	408	514	504
Total exploration costs	$907	$1,464	$1,182

          Included in the consolidated balance sheet at December 31, 2002 are total assets of $3,797,000 related to Solitario's foreign operations. Assets totaling $3,794,000 are located in South America in Brazil and Peru. Assets totaling $3,000 are located in Canada.

3. Acquisitions:

          As described in Note 9, in October 2000, Solitario acquired 100% of the outstanding common stock of Altoro (the "Transaction"). Solitario accounted for the Transaction using the purchase method of accounting. The purchase price was $4,996,000, which included the issuance of 6,228,884 shares valued at $4,526,000. The purchase cost of mineral properties acquired was $4,466,000. This amount was allocated as follows: Pedra Branca in Brazil, $3,573,000; Tocantinzinho in Brazil, $447,000; and Rincon del Tigre in Bolivia, $447,000. The fair value of the remaining assets acquired was $666,000 and the fair value of the liabilities assumed was $136,000. The pro forma results, assuming the transaction occurred as of January 1, 2000 are as follows:
(in thousands)	Year ended December 31,
2000
Revenues	$6,278
Net income	$3,410
Basic and diluted income per share	$ 0.15

4. Related party transactions:

          Crown, through its wholly owned subsidiary, Crown Resource Corp. of Colorado owns 41.2% of Solitario. Crown provides management and technical services to Solitario under a management and technical services agreement originally signed in April 1994 and modified in April 1999, December 2000 and July 2002. Under the modified agreement Solitario reimburses Crown for direct out-of-pocket expenses; payment of between 25% and 75% of executive and administrative salaries and benefits, rent, insurance and investor relations costs and payment of certain indirect costs and expenses paid by Crown on behalf of Solitario. Management service fees paid by Solitario to Crown were $449,000 for 2002, $590,000 for 2001 and $414,000 for 2000.

          In October 2001, Solitario invested in two 10% convertible secured promissory notes, ("Senior Notes") totaling $1,000,000 of the $3,600,000 Secured Notes issued by Crown. The proceeds from the first Senior Note, (the "Solitario Note"), of $350,000 were delivered to Crown. The proceeds from the second Senior Note, of $650,000 were placed in escrow pending the outcome of the Crown's voluntary petition for bankruptcy, filed in United States Bankruptcy Court, which was filed on March 8, 2002 (the "Bankruptcy"). In March 2002 an additional $200,000 was advanced to Crown out of escrow of which Solitario''s share of the advance was $56,000. Crown''s plan was confirmed on May 30, 2002 and the remaining balance of the proceeds plus interest was released to Crown on the Effective Date. The independent Board members of both Crown and Solitario approved the transaction. The terms of the transaction on the escrowed Senior Notes were the same as given to other senior lenders of Crown (the ""Senior Lenders"") and, with regard to the terms of the $350,000 Solitario Note, the terms were negotiated with and approved by the other Senior Lenders. During 2002, Solitario was paid 182,440 Crown shares as interest under the Senior Notes.

          Solitario entered into a Voting Agreement dated as of April 15, 2002 among Zoloto Investors, LP (""Zoloto"") and Crown, who are both stockholders of Crown (the ""Signing Shareholders""). Pursuant to the Voting Agreement, Solitario and Zoloto agree that they will each vote their owned shares during the term of the Voting Agreement for the election of three designees of Zoloto and one designee of Solitario (the ""Designee Directors"") to the Board of Directors of Crown. The Signing Shareholders agreed that any shares received by either Signing Shareholder would be subject to the Voting Agreement during its term and any successor, assignee or transferee of shares from either Signing Shareholder would be subject to the terms of the Voting Agreement during its term. The Voting Agreement terminates on the third anniversary from the date of the first annual meeting of shareholders after the date of the Voting Agreement. As of December 31, 2002, the Signing Shareholders collectively held 523,418 shares or approximately 13.6% of the outstanding shares of Crown. As of December 31, 2002, Solitario owns 182,440 shares of Crown common stock, received as interest on its Senior Notes, has warrants to acquire 3,057,143 shares of Crown common stock at between $0.60 and $0.75 per share and could also acquire up to 3,057,143 additional shares of Crown common stock through conversion of its Senior Notes.

          On June 26, 2001, Solitario agreed to acquire 200,000 shares of Canyon Resources Corporation common stock from Crown at its fair market value of $200,000 at that date. Solitario sold the shares for $245,000 in February 2002, the fair market value at that date. The transaction provided additional working capital to Crown, and was approved by independent Board members of both Crown and Solitario.

          On February 21, 2003, Solitario invested $400,000 in Crown's 10% convertible subordinated promissory notes due 2006 Series B (The "Subordinated B Notes"). The issuance of up to $3 million of the Subordinated B Notes was authorized by Crown on February 7, 2003 by Crown's Board of Directors. On February 21, 2003, Crown closed the financing by issuing $2.7 million of the Subordinated B Notes. The Subordinated B Notes are convertible into common stock of Crown at $0.75 per share. The Subordinated B Notes pay interest at 10% in stock or cash at Crown's option, and mature on October 19, 2006, the same date as Crown's Senior Notes. Solitario's investment was on the same terms as all other investors.

5. Income Taxes:

          Solitario's income tax expense (benefit) consists of the following:
(in thousands)	2002	2001	2000
Deferred
U.S.	$286	$(359)	$ -
Foreign	(3)	(312)	(347)
Operating loss and credit carryovers:
U.S.	(286)	359	-
Foreign	3	312	347
Income tax benefit	$ -	$ -	$ -

          Consolidated loss before income taxes includes losses from foreign operations of $1,063,000, $3,057,000 and $1,275,000 in 2002, 2001 and 2000, respectively.

          The net deferred tax assets/liabilities in the December 31, 2002 and 2001 balance sheets include the following components:
(in thousands)	2002	2001
Deferred tax assets:
Net operating loss (NOL) carryovers	$3,848	$3,464
Capital loss carryovers	622	622
Royalty	1,560	1,560
Other	(105)	91
Valuation allowance	(4,678)	(4,792)
Deferred tax assets	1,247	945
Deferred tax liabilities:
Exploration and development costs	1,247	945
Net deferred tax assets/liabilities	$ -	$ -

          A reconciliation of expected federal income taxes on income (loss) from operations at statutory rates, with the expense (benefit) for income taxes is as follows:
(in thousands)	2002	2001	2000
Expected income tax (benefit)	$(568)	$(1,243)	$1,457
Non-deductible foreign expenses	495	93	109
Disposition of investment in Peru	-	-	1,818
Foreign tax rate differences	(14)	(7)	12
State income tax	12	(76)	351
Valuation allowance	73	1,221	(3,727)
Other	2	12	(20)
Income tax benefit	$ -	$ -	$ -

          At December 31, 2002, Solitario has unused U.S. Net Operating Loss ("NOL") and capital loss carryovers of $3,715,000 and $1,594,000, respectively, which begin to expire commencing 2008 and 2004, respectively. Solitario also has foreign NOL carryovers at December 31, 2002 of $6,978,000 that begin to expire four years after the first year in which taxable income arises.

6. Fair Value of Financial Instruments:

          For certain of Solitario's financial instruments, including cash and cash equivalents, the carrying amounts approximate fair value due to their short maturities. Solitario's marketable equity securities are carried at their estimated fair value based on quoted market prices.

          The fair value of the Secured Notes is estimated at December 31, 2002 and 2001 to be 1,250,000 and 1,000,000, per quoted market prices. The fair value of the Crown warrants held by Solitario is $153,000 per quoted market prices as of December 31, 2002. The valuation credit for the fair value is included as other comprehensive income in stockholders' equity as of December 31, 2002. The valuation allowance was calculated as $47,000 as of December 31, 2001 utilizing a Black-Scholes model and was charged to other comprehensive loss in stockholders' equity as of December 31, 2001.

7. Commitments and Contingencies:

          In acquiring its interests in mineral claims and leases, Solitario has entered into lease agreements, which generally may be canceled at its option. Solitario is required to make minimum rental and option payments in order to maintain its interests in certain claims and leases. See Note 2. Solitario estimates its 2003 mineral property rental and option payments to be $77,000 of which Solitario's portion is estimated to be approximately $52,000.

8. Stock Option Plan:

          On March 4, 1994, Solitario's Board of Directors (the "Board") adopted the 1994 Stock Option Plan (the "Plan"). Up to 1,100,000 shares of Solitario's common stock were authorized for issuance under the Plan. The Board voted for, and shareholders approved, amendments that have increased the authorized shares under the Plan to 3,736,000 as of June 2002.

          All options have been granted at exercise prices that are determined by the Board to be the fair market value on the date of grant. The options expire five years from the date of grant, and are subject to certain vesting provisions, as determined by the Board.

          The activity in the Plan for the three years ended December 31, 2002 is as follows:
	2002		2001		2000
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price (Cdn$)[1]	Options	Price (Cdn$)[1]	Options	Price (Cdn$)[1]
Outstanding, beginning of year	2,282,000	1.10	1,724,750	1.22	1,704,750	1.23
Granted	1,140,000	0.73	980,000	0.94	45,000	1.30
Forfeited	-	-	-	-	(25,000)	1.17
Expired	(50,000)	1.16	(422,750)	1.31	-	-
Outstanding, end of year	3,372,000	0.96	2,282,000	1.08	1,724,750	1.22
Exercisable, end of year	2,742,000	1.00	1,812,500	1.10	1,472,750	1.22

          (1) In March 1999, the shareholders of Solitario approved a repricing of existing options for current employees, officers and directors to Cdn$1.16 per share, which was the market price of Solitario's stock.

          The options outstanding at December 31, 2002 have a range of exercise prices of between Cdn$1.30 and Cdn$0.94 and a weighted average remaining contractual life of 3.06 years.

          As a result of the repricing of existing options in 1999, Solitario began to account for the awards as variable as of July 1, 2000, in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" (an interpretation of APB 25). Accordingly, an increase in the current market price of Solitario common stock above the higher of the option strike price and the market price of Solitario's common stock as of July 1, 2000, multiplied by vested options outstanding will be recorded as compensation expense in the period of the price increase. A subsequent reduction in the current market price, to the extent of previously recorded compensation expense will be credited as a reduction of compensation expense. There was no compensation expense recorded during 2002, 2001 or 2000 as a result of variable accounting for the repriced options.

The following table summarizes Solitario's stock options as of December 31, 2002

Options Outstanding				Options Exerciseable
Exercise price Cdn$	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Cdn$	Number Exercisable	Weighted Average Exercise Price Cdn$
$0.73	1,140,000	3.3	$0.73	742,500	$0.73
$0.94	980,000	2.3	$0.94	755,000	$0.94
$1.16	747,000	1.3	$1.16	747,000	$1.16
$1.19 to $1.22	395,000	1.5	$1.22	395,000	$1.22
$1.30	110,000	1.9	$1.30	102,500	$1.30
Total	3,372,000			2,742,000

9. Stockholders'' Equity:

          In October 2000, Solitario completed a Plan of Arrangement ("the Plan") with Altoro, whereby Altoro became a wholly owned subsidiary of Solitario. In connection with the Plan, Solitario issued 6,228,894 shares to Altoro shareholders and option holders. Solitario also reserved 825,241 Solitario shares for issuance upon the exercise of 825,241 warrants in exchange for Altoro warrants. During 2000, Solitario issued 261,232 shares upon the exercise of the above warrants and 302,898 of the warrants expired unexercised. The remaining 261,111 warrants expired unexercised during 2001. Primarily as a result of the issuance of Solitario shares in connection with the Plan, CRCC's ownership percentage of Solitario was reduced from 57.2% (prior to the transaction) to 41.2% at December 31, 2002.

10. Selected Quarterly Financial Data (Unaudited):
(in thousands)	2002				2001
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
Revenues	$ 31	$ 25	$ 44	$ 37	$ 87	$ 63	$ 47	$ 39
Net income (loss)	$(483)	$(430)	$(442)	$(315)	$(535)	$(590)	$(1,863)	$(669)
Basic and fully diluted earnings (loss) per common and common equivalent share:	$(0.02)	$(0.02)	$(0.02)	$(0.01)	$(0.02)	$(0.03)	$(0.08)	$(0.03)

11. Subsequent Events (unaudited):

          On November 20, 2003, Crown and Kinross Gold Corporation ("Kinross") announced that the two companies have executed an Acquisition Agreement and Agreement and Plan of Merger (the "Merger Agreement") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometers (42 miles) by road from Kinross' Kettle River gold milling facility. Under the terms of the Merger Agreement, shareholders of Crown will receive 0.2911 shares of Kinross for each share of Crown. The transaction contemplated by the Merger Agreement is subject to regulatory approvals, a minimum two-thirds approval at a special meeting of Crown shareholders and customary closing conditions. It is the intent of Crown that the spin-off of the Solitario shares will take place prior to the completion of the acquisition by Kinross.

On November 8, 2003 Crown announced that it would be distributing its (through CRCC) entire holdings of 9,633,585 shares of Solitario's common stock. Of these shares, a total of 3,140,162 shares owned by CRCC are held with an escrow agent pursuant to the Escrow Agreement. Solitario provided notice of and will hold a special meeting of its shareholders on December 29, 2003 where they will vote on approval of the release of the Escrowed Shares (the "Release"). Approval of the Release by Solitario's shareholders other than CRCC and its associates and affiliates (the "Disinterested Shareholders") will allow for CRCC to dividend Solitario's shares to Crown to enable Crown to dividend up to its entire holdings of 9,633,585 of Solitario shares to Crown's shareholders. If Solitario's Disinterested Shareholders do not approve the Release, the Escrowed Shares may not be available for dividend by Crown.

As of December 9, 2003, Solitario owns 965,491 shares of Crown common stock and has warrants to acquire up to 3,057,143 additional shares of Crown common stock at prices between $0.60 and $0.75 per share. In addition, Solitario could acquire an additional 3,057,143 shares of Crown common stock through the conversion of the Crown Senior Notes. Assuming the completion of the exchange of shares as contemplated by the Merger Agreement, the Release, all of Crown's convertible debentures are converted, all of Crown's options are exercised and all of Crown's warrants are exercised on a cashless basis at the market price of Crown common stock on December 9, 2003, of $2.55 per share, Solitario estimates it would own approximately 6,251,206 shares of Crown, which would convert into approximately 1,819,726 shares of Kinross. The Kinross shares would be valued at approximately $15.6 million, assuming the December 9, 2003 market price of $8.60 per share for each Kinross share.

          On November 5, 2003 Solitario's Subordinated B Note was automatically converted into 533,333 shares of Crown. The conversion was in accordance with the terms of the Subordinated B note, which allowed for an automatic conversion if Crown's common stock traded above $1.75 per share for twenty consecutive trading days.

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of U.S. dollars,	September 30,	December 31,
except share amounts)	2003	2002
Assets
Current assets:
Cash and cash equivalents	$ 342	$ 1,405
Note receivable	112	111
Investments in marketable equity securities, at fair value	769	409
Prepaid expenses and other	50	27
Total current assets	1,273	1,952

Mineral properties, net	3,794	3,743
Notes receivable from Crown, net of discount	1,332	915
Crown warrants, at fair value	2,473	153
Other assets	11	140
	$ 8,883	$ 6,903

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 22	$ 26
Due to Crown	27	73
Total current liabilities	49	99

Stockholders' equity:
Preferred stock, $0.01 par value, none issued and outstanding September 30, 2003 and December 31, 2002
	-	-
Common stock, $0.01 par value, 23,407,134 issued and outstanding at September 30, 2003 and December 31, 2002	234	234
Additional paid-in capital	21,189	21,189
Accumulated deficit	(15,306)	(14,837)
Accumulated other comprehensive income	2,717	218
	8,834	6,804
Total liabilities and stockholders' equity	$ 8,883	$ 6,903

See Notes to Unaudited Consolidated Financial Statements

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands of U.S. Dollars except per share amounts)	Three months ended September 30,	Nine months ended September 30,
	2003	2002	2003	2002
Revenues:
Interest income	$ 91	$ 44	$ 238	$ 100
Costs and expenses:
Exploration expense	144	216	170	711
Depreciation, depletion and amortization	6	14	18	34
General and administrative	74	63	218	300
Management fees	89	105	275	365
Loss on sale of assets and investments	-	88	26	45
Total costs and expenses	313	486	707	1,455
Net loss	$ (222)	$ (442)	$ (469)	$(1,355)
Basic and diluted net loss per share	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.06)
Weighted average number of shares outstanding basic and diluted	23,407	23,407	23,407	23,407

See Notes to Unaudited Consolidated Financial Statements

SOLITARIO RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of U.S. dollars)	Nine months ended September 30,
	2003	2002
Operating activities:
Net loss	$ (469)	$ (1,355)
Adjustments:
Depreciation, depletion and amortization	18	34
Loss on sale of assets and write down of investments	26	45
Interest income received in stock	(207)	(41)
Interest income from amortization of warrant discount	(18)	(17)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(23)	11
Accounts payable and other current liabilities	(4)	(27)
Due to CRCC	(46)	(19)
Net cash used in operating activities	(723)	(1,369)

Investing activities:
Proceeds from sale of marketable equity securities	-	381
Proceeds from note receivable	111	109
Proceeds from asset sales	-	17
Purchase of securities	(400)	(130)
Additions to mineral properties	(51)	(50)
Net cash provided by (used in) investing activities	(340)	327

Net decrease in cash and cash equivalents	(1,063)	(1,042)
Cash and cash equivalents, beginning of period	1,405	2,723
Cash and cash equivalents, end of period	$ 342	$ 1,681

See Notes to Unaudited Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.       Accounting Policies

           The accompanying interim consolidated financial statements of Solitario Resources Corporation ("Solitario") for the three and nine months ended September 30, 2003 and 2002 are unaudited and are prepared in accordance with accounting principles generally accepted in the United States. They do not include all disclosures required by generally accepted accounting principles for annual financial statements, but in the opinion of management, include all adjustments, consisting of only normal recurring items, necessary for a fair presentation. Interim results are not necessarily indicative of results, which may be achieved in the future or for the full year ended December 31, 2003.

          These financial statements should be read in conjunction with the financial statements and notes thereto which are included in Solitario's annual report for the year ended December 31, 2002. The accounting policies set forth in those annual financial statements are the same as the accounting policies utilized in the preparation of these financial statements, except as modified for appropriate interim financial statement presentation. The unaudited financial statements include amounts that have been reclassified to conform to current presentation.

Recent Developments

          On November 20, 2003, Crown and Kinross Gold Corporation ("Kinross") announced that the two companies have executed an Acquisition Agreement and Agreement and Plan of Merger (the "Merger Agreement") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometers (42 miles) by road from Kinross' Kettle River gold milling facility. Under the terms of the Merger Agreement, shareholders of Crown will receive 0.2911 shares of Kinross for each share of Crown. The transaction contemplated by the Merger Agreement is subject to regulatory approvals, a minimum two-thirds approval at a special meeting of Crown shareholders and customary closing conditions. It is the intent of Crown that the spin-off of the Solitario shares will take place prior to the completion of the acquisition by Kinross.

On November 8, 2003 Crown announced that it would be distributing its (through CRCC) entire holdings of 9,633,585 shares of Solitario's common stock. Of these shares, a total of 3,140,162 shares owned by CRCC are held with an escrow agent pursuant to the Escrow Agreement. Solitario provided notice of and will hold a special meeting of its shareholders on December 29, 2003 where they will vote on approval of the release of the Escrowed Shares (the "Release"). Approval of the Release by Solitario's shareholders other than CRCC and its associates and affiliates (the "Disinterested Shareholders") will allow for CRCC to dividend Solitario's shares to Crown to enable Crown to dividend up to its entire holdings of 9,633,585 of Solitario shares to Crown's shareholders. If Solitario's Disinterested Shareholders do not approve the Release, the Escrowed Shares may not be available for dividend by Crown.

As of December 9, 2003, Solitario owns 965,491 shares of Crown common stock and has warrants to acquire up to 3,057,143 additional shares of Crown common stock at prices between $0.60 and $0.75 per share. In addition, Solitario could acquire an additional 3,057,143 shares of Crown common stock through the conversion of the Crown Senior Notes. Assuming the completion of the exchange of shares as contemplated by the Merger Agreement, the Release, all of Crown's convertible debentures are converted, all of Crown's options are exercised and all of Crown's warrants are exercised on a cashless basis at the market price of Crown common stock on December 9, 2003, of $2.55 per share, Solitario estimates it would own approximately 6,251,206 shares of Crown, which would convert into approximately 1,819,726 shares of Kinross. The Kinross shares would be valued at approximately $15.6 million, assuming the December 9, 2003 market price of $8.60 per share for each Kinross share.

          On November 5, 2003 Solitario's Subordinated B Note was automatically converted into 533,333 shares of Crown. The conversion was in accordance with the terms of the Subordinated B note, which allowed for an automatic conversion if Crown's common stock traded above $1.75 per share for twenty consecutive trading days.

New accounting pronouncements

          In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149") to provide amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS 149 has been adopted by Solitario and will be applied prospectively for contracts entered into or modified after June 30, 2003. The adoption of this statement has not had a material effect on Solitario's consolidated financial position or results of operations.

          In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150") which clarifies the classification as liabilities for certain financial instruments including equity shares that are mandatorily redeemable, or a financial instrument other than equity shares that has an obligation to repurchase the instrument with equity shares, including a conditional obligation to settle the financial instrument with equity shares. SFAS No. 150 is effective for financial instruments entered into after May 31, 2003. The adoption of this statement has not had a material effect on Solitario's consolidated financial position or results of operations.

          The Emerging Issues Task Force is in the process of forming a committee to evaluate certain mining industry accounting issues, including issues arising from the implementation of Statement of Financial Accounting Standards No. 141 and Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") to business combinations within the mining industry and accounting for goodwill and other intangibles. Although such committee has not yet been formed, and no formal agenda has been set, the issues related to the business combinations within the mining industry and accounting for goodwill and other intangibles may be addressed along with the related question of whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets. While Solitario believes that its accounting for its mineral interests conveyed by leases is in accordance with generally accepted accounting principles, Solitario cannot predict whether the deliberations of this committee will ultimately modify or otherwise result in new accounting standards or interpretations thereof that differ from its current practices.

Accounting for Stock Based Compensation

          Solitario follows SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" and Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Under Solitario's stock option plans, the exercise price of stock options issued to employees equals the market price of the stock on the measurement date. As a result of repricing of its options in 1999, Solitario accounts for all grants which have been repriced as variable awards and records increases and decreases in compensation expense during the period based upon changes in the market price of Solitario's stock as required by APB 25. Solitario has not recorded any compensation expense on these variable awards for the three or nine months ended September 30, 2003 or 2002.

          Pro forma information has been computed as if Solitario had accounted for its stock options under the fair value method of SFAS No.s 148 and 123. The fair values of options granted during the third quarter of 2003 were estimated at the date of grant using a Black-Scholes option pricing model. The following pro forma information is provided for the fair value of options outstanding during the three and nine months of 2003 and 2002.

	For the three months ended September 30,		For the nine months ended September 30,
(in thousands, except per share amounts)	2003	2002	2003	2002
Net loss as reported	$(222)	$(442)	$(469)	$(1,355)
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(42)	(14)	(69)	(240)
Pro forma net loss	$ (264)	$ (456)	$ (538)	$(1,595)
Basic and diluted net loss per share
As reported	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.06)
Pro forma	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.07)

Net Loss Per Common Share

          The loss per share is presented in accordance with the provisions of SFAS No. 128, Earnings Per Share (""EPS""). Basic EPS is calculated by dividing the income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Basic and diluted EPS were the same for the three and nine months ended September 30, 2003 and 2002 because the Company had losses from operations and therefore, the effect of all potential common stocks was anti-dilutive.

          Stock options and their equivalents are included in diluted EPS computations through the ""treasury stock method"" unless they are antidilutive. Common share equivalents are excluded from the computations in loss periods, as their effect would be antidilutive.  As of September 30, 2003 Solitario had stock options which could be exercised for 3,457,000 shares that have been excluded from the weighted-average number of common shares outstanding for the diluted net loss per share computations, as they are antidilutive.

2.       Comprehensive Income (Loss)

          The following represents comprehensive income (loss) and its components:

(in thousands)	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net loss	$ (222)	$(442)	$ (469)	$(1,355)
Unrealized gain on marketable equity securities	1,175	223	2,499	432
Comprehensive income (loss)	$ 953	$(219)	$ 2,030	$(923)

3.       Exploration Expense

          The following items comprised the additions to exploration expense:

(in thousands)	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Geologic, drilling and assay	$ 79	$ 56	$ 387	$242
Field expenses	50	50	122	130
Administrative	27	110	118	339
Reimbursement from Anglo Platinum (see below)	(12)	-	(457)	-
Total exploration expense	$144	$216	$ 170	$711

          On January 28, 2003 Solitario entered into an agreement with Anglo American Platinum Corporation, Ltd. ("Anglo Platinum") whereby Anglo Platinum may earn a 51% interest in the Pedra Branca Project, by spending $7 million on exploration at Pedra Branca over a four-year period. Anglo agreed to a minimum expenditure of $500,000 during the first six months of the agreement. Anglo can earn an additional 9% interest in Pedra Branca (for a total of 60%) by completing a bankable feasibility study. Anglo can also earn an additional 5% interest in Pedra Branca (for a total of 65%) by arranging for financing to put the project into commercial production.

4.       Related Party Transactions

          At September 30, 2003, Crown owned 41.2% of Solitario, which was reduced to 38.7% on November 4, 2003 upon the private placement of 1.5 million shares of Solitario common stock. Crown provides management and technical services to Solitario under a management and technical services agreement originally signed in April 1994 and modified in April 1999, December 2000 and July 2002. Under the modified agreement Solitario reimburses Crown for direct out-of-pocket expenses; payment of between 25% to 75% of executive and administrative salaries and benefits, rent, insurance and investor relations costs and payment of certain indirect costs and expenses paid by Crown on behalf of Solitario. Management service fees paid by Solitario were $89,000 and $105,000 for the three months ended September 30, 2003 and 2002, respectively and $275,000 and $365,000 for the nine months ended September 30, 2003 and 2002, respectively.

          In October 2001, Solitario invested in two 10% convertible secured promissory notes, ("Senior Notes") totaling $1,000,000 of the $3,600,000 Secured Notes issued by Crown. The proceeds from the first Senior Note, (the "Solitario Note"), of $350,000 were delivered to Crown. The proceeds from the second Senior Note, of $650,000 were placed in escrow pending the outcome of the Crown's voluntary petition for bankruptcy, which was filed in United States Bankruptcy Court on March 8, 2002 (the "Bankruptcy"). In March 2002 an additional $200,000 was advanced to Crown out of escrow of which Solitario''s share of the advance was $56,000. Crown''s plan was confirmed on May 30, 2002 and the remaining balance of the proceeds plus interest was released to Crown during June 2002. The independent Board members of both Crown and Solitario approved the transaction. The terms of the transaction on the escrowed Senior Notes were the same as given to other senior lenders of Crown (the ""Senior Lenders"") and, with regard to the terms of the Solitario Note, the terms were negotiated with and approved by the other Senior Lenders. Solitario was paid 89,522 and 70,450 Crown shares as interest on the Senior and Subordinated B Notes (discussed below) in the third quarter of 2003 and 2002, respectively and 249,718 and 210,567 Crown shares as interest on the Senior Notes in the first nine months of 2003 and 2002, respectively.

          As part of the investment in the Senior Notes, Solitario also received two warrants. The first warrant gives Solitario the right to purchase 1,857,143 shares of Crown for $0.75 through October 2006. The second warrant gives Solitario the right to purchase 1,200,000 shares of Crown at $0.60 through October 2006. The fair value of the warrants at the time of issuance, $110,000, was recorded as a discount to the Senior Notes. This discount is being amortized over the life of the Senior Notes as additional interest income. Solitario recorded $6,000 of additional interest from the amortization of the discount for both of the three-month periods ended September 30, 2003 and 2002. The fair value of the warrants, based upon a quoted bid price, was $2,473,000 as of September 30, 2003 and $153,000 at December 31, 2002. Solitario records any increase or decrease in the fair value of the warrants as other comprehensive income or loss in stockholders' equity. Solitario recorded an increase in the fair value of the warrants of $944,000 for the three months ended September 30, 2003 and no change for the three months ended September 30, 2002. Solitario recorded an increase in the value of the warrants of $2,320,000 and $106,000 for the nine months ended September 30, 2003 and 2002 respectively.

          Solitario entered into a shareholder voting agreement (the "Voting Agreement") dated as of April 15, 2002 among Solitario, Zoloto Investors, LP ("Zoloto") and Crown. Zoloto and Solitario are each stockholders of Crown (together referred to herein as the "Signing Shareholders"). Pursuant to the Voting Agreement, Solitario and Zoloto agree that they will each vote their owned shares during the term of the Voting Agreement for the election of three designees of Zoloto and one designee of Solitario (the "Designee Directors") to the Board of Directors of Crown. In addition, the Signing Shareholders agreed that any shares received by either Signing Shareholder would be subject to the Voting Agreement during its term and any successor, assignee or transferee of shares from either Signing Shareholder would be subject to the terms of the Voting Agreement during its term. The Voting Agreement terminates on June 25, 2006. As of September 30, 2003, the Signing Shareholders collectively held 1,200,533 shares of Crown common stock or approximately 21.3% of the outstanding shares of Crown. As of September 30, 2003, Solitario owns 432,158 shares of Crown common stock, received as interest on its Senior and Subordinated B Notes, has warrants to acquire 3,057,143 shares of Crown common stock at prices between $0.60 and $0.75 per share and could also acquire up to 3,057,143 additional shares of Crown common stock through conversion of its Senior Notes.

          On February 21, 2003, Solitario invested $400,000 in Crown's 10% convertible subordinated promissory notes due 2006 Series B (The "Subordinated B Notes"). The issuance of up to $3 million of the Subordinated B Notes was authorized by Crown on February 7, 2003 by Crown's Board of Directors. On February 21, 2003, Crown closed the financing by issuing $2.7 million of the Subordinated B Notes. The Subordinated B Notes are convertible into common stock of Crown at $0.75 per share. The Subordinated B Notes pay interest at 10% in stock or cash at Crown's option, and mature on October 19, 2006, the same date as Crown's Senior Notes. Solitario's investment was on the same terms as all other investors.